Exhibit 99.1

Notice of Annual Meeting of Shareholders and Management Information Circular Annual Meeting | May 6, 2015 | Toronto, Canada

Brookfield

Brookfield

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation” or “Brookfield”) will be held at the Design Exchange, 234 Bay Street, Toronto, Canada on Wednesday, May 6, 2015 at 11:30 a.m. Eastern Daylight Time (EDT), to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014, including the external auditor’s report;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4.	consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation.

We will consider any other business that may properly come before the meeting. You have the right to vote at the meeting if you were a Brookfield shareholder on March 26, 2015. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of our management information circular to be dated March 24, 2015 (the “Circular”). The Circular will be made publicly available on April 6, 2015.

This year we are again posting electronic versions of the Circular and our 2014 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at www.brookfield.com/notice_and_access_2015 and at www.sedar.com and www.sec.gov/edgar.

Please contact us at 1-866-989-0311 or inquiries@brookfield.com before 5:00 p.m. EDT on April 23, 2015 if you would like to receive paper copies of any of the investor materials in advance of the deadline to submit your vote, or if you have any questions about Notice and Access. We will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Information for Registered Holders

If you are not attending the meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Monday, May 4, 2015. You can cast your proxy vote:

•	On the Internet at www.cstvotemyproxy.com;
•	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111;
•	Mail your signed proxy using the business reply envelope accompanying your proxy; and
•	Scan and send your signed proxy to proxy@canstockta.com.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board

A.J. Silber
Corporate Secretary

Toronto, Canada

March 20, 2015

Brookfield

MANAGEMENT INFORMATION CIRCULAR

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Asset Management Inc. (“Brookfield” or the “Corporation”) of proxies for the Annual Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Meeting of Shareholders and Availability of Investor Materials dated March 20, 2015 (the “Notice”) to be held at the Design Exchange, 234 Bay Street, Toronto, Canada on Wednesday, May 6, 2015 at 11:30 a.m. EDT.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at www.brookfield.com/notice_and_access_2015, on our SEDAR profile at www.sedar.com and on our EDGAR profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at March 24, 2015, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2014 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.9057, unless otherwise indicated.

Who Can Vote

As of March 24, 2015, the Corporation had 631,587,361 Class A Limited Voting Shares (“Class A Shares”) and 85,120 Class B Limited Voting Shares (“Class B Shares”) outstanding. Each registered holder of record of Class A Shares and Class B Shares at the close of business on Thursday, March 26, 2015 (the “Record Date”) established for the purposes of determining shareholders entitled to receive notice of and to vote at the meeting will, except as otherwise provided in this Circular, be entitled to one vote for each Class A Share or Class B Share held on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Corporation’s Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority, or, in the case of matters that require approval by a special resolution of shareholders, by at least two-thirds, of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution or special resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation (the “Board”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. Accordingly, each of the Class A Shares and Class B Shares represent 50% of the aggregate voting rights of the Corporation. See “Election of Directors” on page 6 of this Circular for further information.

Notice and Access

Brookfield is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, Brookfield has posted this Circular and form of proxy on its website at www.brookfield.com/notice_and_access_2015, in addition to the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov/edgar. Brookfield has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. Brookfield will not directly send the Notice Package to non-registered shareholders. Instead, Brookfield will pay Intermediaries (as defined on page 2 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with Brookfield’s philosophy towards sustainable growth. Additionally, adopting Notice and Access has significantly reduced printing and mailing costs associated with the Corporation’s shareholder meetings.

In accordance with Notice and Access, Brookfield set the Record Date at least 40 days before the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended

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December 31, 2014) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation, in which case the Corporation will mail this Circular within three business days of any request provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. EDT on April 23, 2015 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of the Circular being filed, the Corporation will mail the Circular within 10 calendar days of any request.

Q & A on Proxy Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation

Election of 1⁄2 the Directors	Class A Shareholders	FOR each Director Nominee

Election of 1⁄2 the Directors	Class B Shareholders	FOR each Director Nominee

Appointment of the External Auditor and	Class A Shareholders	FOR the resolution
authorizing Directors to set its remuneration	Class B Shareholders

Advisory Vote on Executive Compensation	Class A Shareholders	FOR the resolution

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on March 26, 2015 are each entitled to one vote per share on the items of business identified above.

How do I vote?

If you are a registered shareholder, you may:

•	vote in person at the meeting; and
•

sign the form of proxy sent to you appointing the named persons or some other person you choose (who need not be a shareholder) to represent you as proxyholder and vote or withhold from voting your shares at the meeting.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (an “Intermediary”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

What if I plan to attend the meeting and vote in person?

If you are a registered shareholder and plan to attend the meeting on May 6, 2015 and wish to vote your shares in person at the meeting, please register with Brookfield’s transfer agent, CST Trust Company, when you arrive at the meeting. Your vote will be taken and counted at the meeting.

If your shares are held in the name of an Intermediary and you plan to attend the meeting and vote in person, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of Brookfield and the associated costs will be borne by Brookfield.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Frank J. McKenna or J. Bruce Flatt, each of whom is a director of Brookfield, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the Brookfield directors named on the form of proxy to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that any other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. Proxyholders should present themselves to a representative of CST Trust Company when they arrive at the meeting.

2 / BROOKFIELD ASSET MANAGEMENT INC.

What do I do with my completed proxy?

Return it to CST Trust Company in the envelope provided to you by mail or by fax at (416) 368-2502 or 1-866-781-3111 no later than 5:00 p.m. EDT on Monday, May 4, 2015, which is two business days before the day of the meeting.

Can I vote by Internet?

Yes. If you are a registered shareholder, go to www.cstvotemyproxy.com and follow the instructions on this website. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. EDT on Monday, May 4, 2015, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of Brookfield at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, Tuesday, May 5, 2015, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) on the day of the meeting, Wednesday, May 6, 2015, or the day of the adjourned meeting.

Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street

P.O. Box 762

Toronto, Ontario M5J 2T3

Fax: (416) 362-9642

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to CST Trust Company, P.O. Box 700 Station B, Montreal, Quebec, H3B 3K3; or by facsimile at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting the CST Trust Company’s website: www.canstockta.com/electronicdelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders of the meeting. See “Business of the Meeting” on page 6 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As of the date of this Circular, management of Brookfield is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Brookfield’s transfer agent, CST Trust Company, counts and tabulates the proxies.

2015 MANAGEMENT INFORMATION CIRCULAR / 3

How do I contact the transfer agent?

For general shareholder enquiries, you can contact CST Trust Company as follows:

Mail	Telephone/Fax	Online

CST Trust Company	Tel: (416) 682-3860	Email: inquiries@canstockta.com
P.O. Box 700, Station B	Within Canada and the United States toll
Montreal, Quebec H3B 3K3	free at 1-800-387-0825	Website: www.canstockta.com

Fax: 1-888-249-6189 or (514)985-8843

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

a.	in the name of an Intermediary such as a bank, trust company, securities dealer or broker or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b.	in the name of a depository such as CDS Clearing and Depository Services Inc., or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since Brookfield has limited access to the names of its non-registered shareholders, if you attend the meeting Brookfield may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with CST Trust Company when you arrive at the meeting.

The Corporation has distributed copies of the Notice Package to the depository and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the procedures set out on the form and contact their Intermediaries promptly if they need assistance.

A non-registered shareholder who does not wish to attend and vote at the meeting in person, must complete and sign the voting instruction form and return it in accordance with the directions on the form. If a non-registered shareholder does wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions on the form.

Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Principal Holders of Voting Shares

A number of current and former senior executives of the Corporation and its affiliates (each, a “Partner” and collectively, the “Partners”) are shareholders, directly and indirectly, of Partners Limited. Partners Limited owns directly 100% of the Class B Shares, which are entitled to, among other things, elect one-half of the directors of the Corporation. The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold beneficial or economic interests in approximately 136 million Class A Shares in the aggregate, representing approximately 20% of such class of shares on a fully diluted basis and a 20% common equity interest in the Corporation. These interests include Class A Shares held directly and indirectly by the Partners as well as their proportionate beneficial interests in Class A Shares held by Partners Limited and Partners Value Fund Inc. (“Partners Value Fund”), as described in more detail on the following page. To the knowledge of the directors and officers of the Corporation, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

4 / BROOKFIELD ASSET MANAGEMENT INC.

Partners Limited is an Ontario corporation that was formed in 1995 and whose principal business mandate is to hold shares of the Corporation, directly or indirectly, for the long term. As at March 24, 2015, there were 47 Partners, and they collectively own, directly or indirectly, virtually all of the common shares of Partners Limited. The following individuals, who are each direct or indirect shareholders of Partners Limited, are also current directors of the Corporation or Named Executive Officers of the Corporation for 2014: Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, David W. Kerr, Brian D. Lawson, George E. Myhal and Samuel J.B. Pollock (see “Compensation Discussion and Analysis” on page 41 for further information on “Named Executive Officers”). Additionally, Messrs. Cockwell, Kerr, Lawson, Myhal and Pollock are directors of Partners Limited.

Partners Limited’s operations are governed by a shareholders’ agreement (the “Partners Shareholders Agreement”) to which each shareholder of Partners Limited and its associate, Partners (III) Limited (each, a “Partners Shareholder”), and each Partner, is a party. Certain decisions of Partners Limited require the approval of a majority of the Partners (irrespective of shares held) and other decisions require the approval of a majority or supermajority of shares held by the Partners Shareholders. Specifically, Partners Shareholders holding two-thirds of the shares of Partners Limited can at any time require a Partners Shareholder to sell his, her or its shares based on the stock market price of the Class A Shares at the time. The Partners Shareholders Agreement also provides that: (i) unless otherwise approved by holders of at least two-thirds of the common shares of Partners Limited, any sale of an interest in Partners Limited will only be made to other Partners Shareholders; (ii) any changes to Partners Limited’s by-laws, election of directors, dividend policy, principal investments, the issue or redemption of shares or admission of other individuals as Partners Shareholders require the approval of those holding at least two-thirds of Partners Limited’s common shares; and (iii) Partners Limited will offer to purchase 5% of its outstanding shares annually based on the stock market price of the Class A Shares, subject to Partners Limited’s financial capability at the time. An important business objective of Partners Limited, as expressed through the Partners Shareholders Agreement, is to ensure orderly succession of ownership, including Partners Limited’s direct and indirect ownership in shares of the Corporation.

For estate planning and other reasons, many of the Partners hold their interests in Partners Limited through holding entities on an individual or joint basis. One such holding entity (“Partners Holdings”) was the original sponsor of Partners Limited and is owned, directly and indirectly, by a number of long-serving executives of the Corporation, including Jack L. Cockwell, Timothy G. Price, David W. Kerr and J. Bruce Flatt. Although Partners Holdings itself owns a majority interest in Partners Limited, none of the shareholders of Partners Holdings nor any other Partners own, on a look-through, proportionate basis, more than 25% of Partners Limited. The shareholders of Partners Holdings, as well as Partners Holdings itself, are signatories to the Partners Shareholders Agreement and are all therefore bound by its terms. Additionally, irrespective of Partners Holdings’ ownership percentage in Partners Limited, Partners Limited and the Partners have the contractual ability to exercise control over material decisions of Partners Limited.

Partners Limited is a party to a Trust Agreement with Montreal Trust Company of Canada (now operating as Computershare Trust Company of Canada) as trustee for the holders of Class A Shares, dated August 1, 1997 (the “Trust Agreement”). The Trust Agreement provides, among other things, that Partners Limited has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from Partners Limited; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the Trust Agreement also apply to any sale of shares in Partners Limited if such a sale would be deemed an indirect offer for the Class B Shares under the takeover bid provisions of the Securities Act (Ontario). Additionally, Partners Limited has agreed to prevent any person or company, including a Partners Shareholder, from carrying out a direct or indirect sale of Class B Shares in contravention of the Trust Agreement.

In addition to its 100% interest in the Class B Shares, Partners Limited also owns, among other things, a direct interest in 549,957 Class A Shares and an approximate 49% interest in the common shares of Partners Value Fund, which is listed on the TSX Venture Exchange and whose primary business purpose is to provide its shareholders with an efficiently financed ownership interest in Class A Shares and to invest its additional financial resources in a diversified portfolio of financial assets to enhance return on capital. The Partners themselves collectively own, on an individual basis, an additional approximate 40% interest in Partners Value Fund. Partners Value Fund owns approximately 56.2 million Class A Shares on a consolidated basis, representing an 8% interest in this class of shares. Partners Value Fund has issued preferred shares through a subsidiary that are listed on the Toronto Stock Exchange (“TSX”) and are predominantly owned by unaffiliated public investors. These preferred shares represent a long-term source of financing for Partners Value Fund’s ownership of Class A Shares.

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PART TWO – BUSINESS OF THE MEETING

We will address four items at the meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014, including the external auditor’s report;

2.	Electing directors who will serve until the end of the next annual meeting of shareholders;

3.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration; and

4.	Considering an advisory resolution on the Corporation’s approach to executive compensation.

We will also consider other business that may properly come before the meeting.

As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	Receiving the Consolidated Financial Statements

The annual financial statements of the Corporation for the fiscal year ended December 31, 2014 are included in the Annual Report. Management will review the Corporation’s consolidated financial results at the meeting and shareholders and proxyholders will be given an opportunity to discuss these results with management. The Annual Report is available on the Corporation’s website, www.brookfield.com/notice_and_access_2015 and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and is being mailed to the Corporation’s registered shareholders and non-registered shareholders who have contacted the Corporation to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

2.	Election of Directors

The Board is comprised of 16 members, all of whom are to be elected at the meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

• Angela F. Braly	• Maureen Kempston Darkes	• Frank J. McKenna	• Seek Ngee Huat
• Marcel R. Coutu	• Lance Liebman	• Youssef A. Nasr	• George S. Taylor

If you own Class B Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

• Jeffrey M. Blidner	• J. Bruce Flatt	• David W. Kerr	• Lord O’Donnell
• Jack L. Cockwell	• Robert J. Harding	• Philip B. Lind	• Diana L. Taylor

Majority Voting for Directors

The Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 7), the nominee will submit his or her resignation promptly after the meeting. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter and the Board will render a decision to accept or reject the resignation offer within 90 days of the meeting. The Board’s decision and its reasons will be promptly announced by news release. The majority voting policy does not apply in circumstances involving contested director elections.

6 / BROOKFIELD ASSET MANAGEMENT INC.

Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all its votes in favour of one candidate or distribute votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated in the proxy must do so personally at the meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of Brookfield.

Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 8 to 11 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holders of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class B Shares as set forth on pages 12 to 15 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the 16 director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the diversity and relevancy of the qualifications, skills and experiences of the director nominees allow for Brookfield to continue to maintain a well-functioning Board. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and affairs of the Corporation.

Fifteen of the director nominees were elected as members of the Board at the Annual Meeting of Shareholders on May 7, 2014 and are standing for re-election. Ms. Angela F. Braly is standing for election to the Board for the first time. Current director James A. Pattison is not standing for re-election at the meeting.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated in the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography includes information about the director, including his or her background and experience, Brookfield shareholdings as at March 24, 2015 and other public company board positions held. See “Director Share and DSU Ownership Requirements” on page 39 of this Circular for further information on director share ownership requirements.

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The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class A Shares.

Angela F. Braly

Age: 53

Indianapolis, Indiana U.S.A.

New Director Nominee

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Governance

Government and

public policy

Legal Acumen

Industry sectors – health

care

Ms. Braly is the former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc., a health benefits company now known as Anthem, Inc. She was Chair of the Board from 2010-2012 and President and Chief Executive Officer from 2007-2012. Prior to that, Ms. Braly served as Executive Vice President, General Counsel and Chief Public Affairs Officer of WellPoint and President and Chief Executive Officer of Blue Cross Blue Shield of Missouri. Ms. Braly is a director on the boards of The Procter and Gamble Company and Lowe’s Companies, Inc.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
N/A			Lowe’s Companies, Inc. The Procter and Gamble Company WellPoint, Inc.	2013 – Present 2009 – Present 2007 – 2012
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	—	—
2014	—	—	—	May 6, 2020
Change	—	—

Marcel R. Coutu

Age: 61

Calgary, Alberta,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Government and

public policy

Growth initiatives

Industry sectors – energy,

finance, oil and gas, power

Mr. Coutu is the past Chairman of Syncrude Canada Ltd., an integrated oil sands project, and a former President and Chief Executive Officer of Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture. He is also a director of Enbridge Inc., The Great-West Lifeco Inc., Power Corporation of Canada and IGM Financial Inc. Mr. Coutu is a director of the Calgary Exhibition & Stampede Board.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee Management Resources and Compensation Committee (from August 7, 2014)			Brookfield Asset Management Inc. Enbridge Inc. IGM Financial Inc. Power Corporation of Canada The Great-West Lifeco Inc. Canadian Oil Sands Limited	2006 – Present 2014 – Present 2014 – Present 2011 – Present 2007 – Present 2001 – 2013
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	31,487	20,771
2014	31,487	19,440	52,528	Met
Change	—	1,331

8 / BROOKFIELD ASSET MANAGEMENT INC.

Maureen Kempston

Darkes, O.C., O.Ont. (g)

Age: 66

Toronto, Ontario, Canada and

Lauderdale-by-the-Sea, Florida, U.S.A.

Director since: 2008

(Independent) (a)

Areas of Expertise:

Chief executive

Governance

Government and

public policy

Growth initiatives

International experience

Legal acumen

Industry sectors – automotive

manufacturing, oil and gas, power, rail

Ms. Kempston Darkes is a director of Canadian National Railway Company, Enbridge Inc., Irving Oil Co., Balfour Beatty plc and Schlumberger Limited. She was appointed to the Government of Canada’s Science, Technology & Innovation Council in 2013. Ms. Kempston Darkes is the retired Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Management Resources and Compensation Committee (until May 6, 2014) Risk Management Committee, Chair			Balfour Beatty plc Brookfield Asset Management Inc. Canadian National Railway Company Enbridge Inc. Schlumberger Limited	2012 – Present 2008 – Present 1995 – Present 2010 – Present 2014 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	—	28,076
2014	—	25,957
Change	—	2,119	28,076	Met

Lance Liebman (h) Age: 73 New York, New York, U.S.A. Director since: 2005 (Independent) (a) Areas of Expertise: Governance Government and public policy Legal acumen Industry sectors – real estate

Mr. Liebman is the William S. Beinecke Professor of Law at the Columbia Law School in New York, where he formerly served as Dean. He was the Director of the American Law Institute from 1999 to 2014. Mr. Liebman is also a director of Greater New York Insurance Companies.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board Governance and Nominating Committee Management Resources and Compensation Committee, Chair			Brookfield Asset Management Inc. Greater New York Insurance Companies Tarragon Realty Corp.	2005 – Present 1991 – Present 1998 – 2011
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
	2015	—	25,622
	2014	—	23,527	25,622	Met
	Change	—	2,095

2015 MANAGEMENT INFORMATION CIRCULAR / 9

The Honourable

Frank J. McKenna,

P.C., O.C., O.N.B.

Age: 67

Toronto, Ontario and

Cap-Pele, New Brunswick,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Governance

Government and

public policy

International experience

Legal acumen

Industry sectors – energy,

financial services, power,

real estate

Mr. McKenna is Chair of the Board of the Corporation, a position he has held since August 2010. Mr. McKenna is Deputy Chair, TD Bank Group, a financial institution, and is also a director of Canadian Natural Resources Limited. Mr. McKenna is a former Ambassador of Canada to the U.S.A. and a former Premier of the Province of New Brunswick.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board, Chair Governance and Nominating Committee, Chair			Brookfield Asset Management Inc. Canadian Natural Resources Limited	2006 – Present 2006 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	—	70,484
2014	—	58,654
Change	—	11,830	70,484	Met

Youssef A. Nasr

Age: 60

Beirut, Lebanon

Director since: 2010

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Governance

Government and

public policy

International experience

Industry sectors – financial services

Mr. Nasr is a former Chairman and Chief Executive Officer of HSBC Middle East Ltd. Before that, he was President of HSBC Bank Brazil, and President and Chief Executive Officer of HSBC Strategic Investments Inc., HSBC USA Inc., HSBC Bank USA and HSBC Bank Canada.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Risk Management Committee			Brookfield Asset Management Inc. Bank Audi SAL	2010 – Present 2012
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	13,000	9,425
2014	13,000	7,579
Change	—	1,846	22,425	Met

10 / BROOKFIELD ASSET MANAGEMENT INC.

Seek Ngee Huat Age: 65 Singapore Director since: 2012 (Independent) (a) Areas of Expertise: Financial acumen Management development International experience Industry sectors – real estate

N.H. Seek is a former advisor to the Government of Singapore Investment Corporation Pte Ltd. (GIC) Group Executive Committee and a former Chairman of its Latin American Business Group. He was President of GIC Real Estate Pte Ltd. from 1996 to 2011. N.H. Seek serves as the Chairman of the board of directors of Global Logistic Properties Ltd. and the Chairman of the Management Board, National University of Singapore Institute of Real Estate Studies. He is also a senior advisor to Frasers Centrepoint Ltd.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board Risk Management Committee (from May 7, 2014)			Brookfield Asset Management Inc. Global Logistic Properties Ltd. Banco BTG Pactual S.A. BTG Pactual Participations Ltd. Fraser & Neave Ltd.	2012 – Present 2010 – Present 2012 – 2012 2012 – 2012 2011 – 2013
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
	2015	—	8,404
	2014	—	4,818	8,404	November 9, 2017
	Change	—	3,586

George S. Taylor

Age: 74

St. Marys, Ontario,

Canada

Director since: 1994

(Independent) (a)

Areas of Expertise:

Chief executive

Governance

Financial acumen

Industry sectors –

beverage, entertainment, food

Mr. Taylor is a former director and audit committee chair of several public corporations and non-profit cultural and health care organizations. Mr. Taylor has served as a director and Audit Committee Chairman of the Ontario Arts Council and as a governor and Chairman of the Stratford Festival and the John P. Robarts Research Institute.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee, Chair			Brookfield Asset Management Inc.	1994 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	199,548	60,854
2014	199,548	58,288	260,402	Met
Change	—	2,566

2015 MANAGEMENT INFORMATION CIRCULAR / 11

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class B Shares.

Lord O’Donnell

Age: 62

London, United Kingdom

Director since: 2013

(Affiliated) (b)

Areas of Expertise:

Financial acumen

Governance

Government and

public policy

International experience

Industry sectors – financial services

Lord O’Donnell is currently the Chairman of Frontier Economics, a microeconomics consultancy, and a strategic advisor to TD Bank Group, a financial institution. He served as the Cabinet Secretary and head of the British Civil Service between 2005 and 2011. Prior to this, Lord O’Donnell served as the Permanent Secretary of the Treasury from 2002 to 2005. Lord O’Donnell became a member of the House of Lords in 2012.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Inc.	2013 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	—	6,201
2014	—	2,638
Change	—	3,563	6,201	May 9, 2018

Diana L. Taylor

Age: 59

New York, New York,

U.S.A.

Director since: 2012

(Independent) (a)

Areas of Expertise:

Financial acumen

Governance

Government and public

policy

Growth initiatives

Industry sectors – real estate

Ms. Taylor is the Vice Chair of Solera Capital LLC, a mid-market private equity and venture capital investment firm and a managing director of Wolfensohn Fund Management, L.P., a global emerging markets private equity firm. She previously served as the Superintendent of Banks for the State of New York; Deputy Secretary to the Governor of New York; and Chief Financial Officer for the Long Island Power Authority. Ms. Taylor’s other corporate board memberships include Citigroup Inc. and Sotheby’s.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee (until May 6, 2014) Governance and Nominating Committee (from May 7, 2014)			Brookfield Asset Management Inc. Citigroup Inc. Sotheby’s Brookfield Office Properties Inc.	2012 – Present 2009 – Present 2007 – Present 2007 – 2012
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	—	10,382
2014	—	6,942	10,382	Met
Change	—	3,440

12 / BROOKFIELD ASSET MANAGEMENT INC.

Philip B. Lind, C.M.

Age: 71

Toronto, Ontario, Canada

Director since: 1994

(Independent) (a)

Areas of Expertise:

Governance

Government and

public policy International experience Legal acumen Industry sectors – communications, consumer products, power, real estate

Mr. Lind is one of the founders, a director and former Vice Chairman of Rogers Communications Inc., a diversified communications company. Mr. Lind is a director of Central Canadian Public TV Association and CPAC Network. He is also a board member of the Council for Business and the Arts, The Power Plant, the Art Gallery of Ontario, the Vancouver Art Gallery and the Atlantic Salmon Federation.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Governance and Nominating Committee (until May 6, 2014) Audit Committee (from May 7, 2014)			Brookfield Asset Management Inc. Rogers Communications Inc. Tuckamore Capital Management Inc.	1994 – Present 1979 – Present 2011 – 2013
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	75,363	74,898
2014	75,363	70,800	150,261	Met
Change	—	4,098

Jeffrey M. Blidner

Age: 67

Toronto, Ontario, Canada

Director since: 2013

(Management) (c)

Areas of Expertise:

Growth initiatives

Governance

Legal acumen

International experience

Strategic planning

acumen

Industry sectors –

infrastructure, power, private equity, property

Mr. Blidner is a Senior Managing Partner of the Corporation and is responsible for strategic planning and transaction execution. Mr. Blidner is also the Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Property Partners L.P., Chairman and a director of Brookfield Renewable Energy Partners L.P., and a director of Brookfield Infrastructure Partners L.P. Before joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Inc. Brookfield Infrastructure Partners L.P. Brookfield Property Partners L.P. Brookfield Renewable Energy Partners L.P. Rouse Properties, Inc.			2013 – Present 2008 – Present 2013 – Present 2011 – Present 2012 – Present
Number of Class A Shares, Deferred Share Units (DSUs), Restricted Share Units (RSUs) and Options Beneficially Owned, Controlled or Directed
Year	Class A Shares		DSUs	RSUs and Options	Total Number of Shares, DSUs, RSUs and Options	Date at which Share Ownership Guideline is to be Met (d)
	Direct/ Indirect (e)	Pro Rata Interest (f)
2015	962,006	3,337,906	396,729	2,034,868
2014	915,139	3,412,234	383,940	2,169,868	6,731,509	Met
Change	46,867	(74,328)	12,789	(135,000)

2015 MANAGEMENT INFORMATION CIRCULAR / 13

Mr. Cockwell is a former Chief Executive Officer of the Corporation. Mr. Cockwell is a director on the boards of Norbord Inc., and Teck Resources Limited , as well as the Waterfront Toronto Corporation. Mr. Cockwell is a Heritage governor of the Royal Ontario Museum and governor of Ryerson University.

Brookfield Board/Committee Membership				Public Board Membership During Last Five Years
Board				Brookfield Asset Management Inc.		1979 – Present

Jack L. Cockwell (i)

Age: 74

Toronto, Ontario,

Canada

Director since: 1979

(Affiliated) (b)

Areas of Expertise:

Chief executive

Growth initiatives

Financial acumen

International experience

Industry sectors –

infrastructure, power,

property

				Norbord Inc.		1987 – Present
				Teck Resources Limited		2009 – Present
				Astral Media Inc.		1997 – 2013
				Brookfield Office Properties Inc.		1999 – 2014
				Brookfield Renewable Power Inc.		2009 – 2010
Number of Class A Shares, Deferred Share Units (DSUs), Restricted Share Units (RSUs) and Options Beneficially Owned, Controlled or Directed
	Class A Shares					Date at which Share
Year	Direct/ Indirect (e)	Pro Rata Interest (f)	DSUs	RSUs and Options	Total Number of Shares, DSUs, RSUs and Options	Ownership Guideline is to be Met (d)
2015	10,814,322	5,234,567	431,706	821,961
2014	11,312,322	5,077,623	427,297	821,961	17,450,556	Met
Change	(498,000)	156,944	4,409	—

Mr. Flatt is the Chief Executive Officer of the Corporation. On behalf of the Corporation, Mr. Flatt serves as the Chairman and a director of General Growth Properties, Inc. Mr. Flatt does not sit on any external corporate boards. Mr. Flatt joined Brookfield in 1990 and became CEO in 2002.

Brookfield Board/Committee Membership				Public Board Membership During Last Five Years
Board				Brookfield Asset Management Inc.		2001 – Present

J. Bruce Flatt

Age: 49

Toronto, Ontario,

Canada

Director since: 2001

(Management) (c)

Areas of Expertise:

Chief executive

Financial acumen

Growth initiatives

International experience   Industry sectors –

infrastructure, power,

private equity, property

				General Growth Properties, Inc.		2010 – Present
				Brookfield Incorporações S.A.		2011 – 2012
				Brookfield Office Properties Inc. (j)		2011 – 2012
				Brookfield Residential Properties Inc.		2002 – 2010
Number of Class A Shares, Deferred Share Units (DSUs), Restricted Share Units (RSUs) and Options Beneficially Owned, Controlled or Directed
	Class A Shares					Date at which Share Ownership Guideline is to be Met (d)
Year	Direct/ Indirect (e)	Pro Rata Interest (f)	DSUs	RSUs and Options	Total Number of Shares, DSUs, RSUs and Options
2015	3,995,041	14,231,189	538,045	2,041,118
2014	3,945,041	13,503,312	521,643	2,378,618	20,805,393	Met
Change	50,000	727,877	16,402	(337,500)

14 / BROOKFIELD ASSET MANAGEMENT INC.

Mr. Harding served as Non-Executive Chair of the Corporation from 1997 to 2010. He is the Chairman and a director of Norbord Inc. Mr. Harding is also a director of First Quantum Minerals Ltd. and a trustee of the Art Gallery of Ontario. He was the Chairman and a director of NexJ Systems Inc. from 2006 to 2014 and a former Chair of the Board of Trustees of the Hospital for Sick Children.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Inc.		1992 – Present

Robert J. Harding,

C.M., F.C.A. (k)

Age: 57

Toronto, Ontario,

Canada

Director since: 1992

(Affiliated) (b)

Areas of Expertise:

Governance

Financial acumen

Government and public

policy

Industry sectors –

financial services,

infrastructure, power,

resources

			First Quantum Minerals Ltd.		2013 – Present
			Manulife Financial Corporation		2008 – 2014
			NexJ Systems Inc.		2006 – 2014
			Norbord Inc.		1998 – 2015
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares		DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (d)
2015	720,800		396,040
2014	720,800		391,996	1,116,840	Met
Change	—		4,044

Mr. Kerr is the Chairman and a director of Halmont Properties Corp., a real estate company. Mr. Kerr is a director of the Canadian Special Olympics Foundation and an Advisory Board member of York University’s Schulich School of Business. Mr. Kerr is the former Chairman and CEO of Falconbridge Ltd.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Inc.		1987 – Present

David W. Kerr (l)

Age: 71

Toronto, Ontario,

Canada

Director since: 1987

(Affiliated) (b)

Areas of Expertise:

Chief executive

Financial acumen

International experience

Industry sectors –

financial services,

resources

Risk Management Committee			Halmont Properties Corporation		2009 – Present
			BlackBerry Ltd.		2007 – 2013
			Canwest Global Communications Corp.		2007 – 2010
			Sun Life Financial Inc.		2004 – 2013
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares				Date at which Share Ownership Guideline is to be Met (d)
	Direct/ Indirect (e)	Pro Rata Interest (f)	DSUs	Total Number of Shares and DSUs
2015	2,227,952	1,570,371	14,131
2014	2,227,952	1,523,288	12,320	3,812,454	Met
Change	—	47,083	1,811

2015 MANAGEMENT INFORMATION CIRCULAR / 15

Note:

(a)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 — Disclosure of Corporate Governance Practices.

(b)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its respective affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)

“Management” refers to director nominees who are current members of management of the Corporation. Mr. Flatt is the Chief Executive Officer of the Corporation and Mr. Blidner is a Senior Managing Partner of the Corporation. Messrs. Blidner and Flatt will not receive compensation in their capacity as directors of the Corporation in 2015 (see “Director Compensation” on page 36 of this Circular).

(d)

The Share Ownership Guideline for directors is to hold Class A Shares, DSUs or Restricted Shares with a value equal to three times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 39 of this Circular for further information. The value of three times the annual retainer for each non-management director and for the Chair is $450,000 and $1,500,000, respectively. As members of the Management Committee of the Corporation, Messrs. Blidner and Flatt are required to hold Class A Shares, DSUs or Restricted Shares with a value equal to five times their Base Salaries. See “Share Ownership Guidelines” on page 51 of this Circular for further information. The value of five times the Base Salary for Messrs. Flatt and Blidner is $3,000,000 and $2,717,000, respectively, converted at the average exchange rate for 2014 of C$1.00 = US$0.9057.

(e)

The figures in this column include Class A Shares held directly and indirectly, including those awarded under the Restricted Stock Plan. The closing price of a Class A Share on the TSX on March 24, 2015 was C$68.64 ($54.94 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.8004) and on March 25, 2014 was C$44.13 ($39.52 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.8955).

(f)

The figures in this column include (i) the director’s pro rata interests in Class A Shares held by Partners Limited and Partners Value Fund (on a consolidated basis) and (ii) the director’s Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations (see “Principal Holders of Voting Shares” on page 4 of this Circular for further information on Partners Limited and Partners Value Fund and “The Escrowed Stock Plan” on page 62 of this Circular for further information on Escrowed Shares). Partners Limited also owns 85,120 Class B Shares, but any indirect pro rata interest in those shares has been disregarded as de minimis.

(g)

Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009.

(h)	Mr. Liebman was a director of Tarragon Realty Corp. when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in January 2009.
(i)

Mr. Cockwell was a director of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in June 2009, and on February 10, 2011, the Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

(j)	Mr. Flatt previously served on the Board of Brookfield Office Properties Inc. from 1996 – 2009.
(k)

Mr. Harding was a director of Fraser until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the CCAA in June 2009, and on February 10, 2011, the Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

(l)

Mr. Kerr was a director of Canwest Global Communications Corp. (“Canwest”) when Canwest and certain of its subsidiaries voluntarily applied for and obtained an order for creditor protection under the CCAA in October 2009.

16 / BROOKFIELD ASSET MANAGEMENT INC.

Summary of 2015 Nominees for Director

The following summarizes the qualifications of the 2015 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

ALL DIRECTOR NOMINEES EXHIBIT:

• High personal and professional integrity and ethics	• A commitment to sustainability and social issues

• A proven record of success	• Inquisitive and objective perspective

• Experience relevant to Brookfield’s global activities	• Knowledge of corporate governance practices

The Board is comprised of 16 directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experience and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in the areas listed in the chart below.

Class A Director Nominees	Current or Recent CEO Experience	Financial Acumen	Growth Initiatives Experience	Government and Public Policy Knowledge	Expertise in Board Governance	Legal Acumen	International Experience	Industry Experience
Angela F. Braly	✓	✓		✓	✓	✓		health care
Marcel R. Coutu	✓	✓	✓	✓				energy, finance, oil and gas, power
Maureen Kempston Darkes	✓		✓	✓	✓	✓	✓	automotive manufacturing, oil and gas, power, rail
Lance Liebman				✓	✓	✓		real estate
Frank J. McKenna				✓	✓	✓	✓	energy, financial services, power, real estate
Youssef A. Nasr	✓	✓		✓	✓		✓	financial services
Seek Ngee Huat		✓					✓	real estate
George S. Taylor	✓	✓			✓			beverage, entertainment, food

Class B Director Nominees	Current or Recent CEO Experience	Financial Acumen	Growth Initiatives Experience	Government and Public Policy Knowledge	Expertise in Board Governance	Legal Acumen	International Experience	Industry Experience
Jeffrey M. Blidner			✓		✓	✓	✓	infrastructure, power, private equity, property
Jack L. Cockwell	✓	✓	✓				✓	infrastructure, power, property
J. Bruce Flatt	✓	✓	✓				✓	infrastructure, power, private equity, property
Robert J. Harding		✓		✓	✓			financial services, infrastructure, power, resources
David W. Kerr	✓	✓					✓	financial services, resources
Philip B. Lind				✓	✓	✓	✓	communications, consumer products, power, real estate
Lord O’Donnell		✓		✓	✓		✓	financial services
Diana L. Taylor		✓	✓	✓	✓			real estate

2015 MANAGEMENT INFORMATION CIRCULAR / 17

Director Ownership in Publicly Traded Subsidiaries

The following is a description of the securities in publicly traded subsidiaries of the Corporation beneficially owned, directly or indirectly, or controlled by each director nominee:

Class A Director Nominees	No. of Securities
	Brookfield Infrastructure Partners L.P.	Brookfield Property Partners L.P.	Brookfield Renewable Energy Partners L.P.
Angela F. Braly
Marcel R. Coutu	1,170 LP Units	1,800 LP Units
Maureen Kempston Darkes
Lance Liebman		450 LP Units 33,229 Deferred Units
Frank J. McKenna	4,000 LP Units
Youssef A. Nasr		2,746 LP Units	3,000 LP Units
Seek Ngee Huat
George S. Taylor			54,300 LP Units

Class B Director Nominees	No. of Securities
	Brookfield Infrastructure Partners L.P.	Brookfield Property Partners L.P.	Brookfield Renewable Energy Partners L.P.
Jeffrey M. Blidner	6,366 LP Units	50,316 LP Units
Jack L. Cockwell (a)	418,946 LP Units	657,196 LP Units 332,910 RE (e) LP Units
J. Bruce Flatt (b)	129,927 LP Units	545,785 LP Units 102,039 Deferred Units
Robert J. Harding (c)	28,832 LP Units	41,373 LP Units
David W. Kerr (d)	163,224 LP Units	89,390 LP Units 26,030 RE (e) LP Units	65,000 LP Units
Philip B. Lind	135 LP Units	4,325 LP Units 5,850 RE (e) LP Units
Lord O’Donnell
Diana L. Taylor		1,000 LP Units 37,073 Deferred Units

(a)	Mr. Cockwell also owns 24,128 common shares of Norbord Inc., a publicly traded subsidiary of the Corporation (“Norbord”), and 55,000 common shares of Acadian Timber Corp.
(b)	Mr. Flatt also owns 500 common shares of Norbord.
(c)	Mr. Harding also owns 350 common shares of Norbord.
(d)	Mr. Kerr also owns 70,000 common shares of Acadian Timber Corp., and 75,000 units of Brookfield New Horizons Income Fund.
(e)	Redeemable/exchangeable operating partnership units that are economically equivalent to limited partnership units of Brookfield Property Partners L.P.

18 / BROOKFIELD ASSET MANAGEMENT INC.

2014 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings, all of their respective committee meetings, and the annual meeting of shareholders. Directors may participate by teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2014. All directors attended at least 75% of the Board meetings in 2014, with 13 of 16 directors attending every Board meeting. The Board needs a quorum of at least seven directors in attendance for it to hold a meeting and transact business. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Class A Directors (a)	Independent	All		Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee
Marcel R. Coutu	yes	10 of 10	100%	4 of 4	5 of 5	—	1 of 1 (b	—
Maureen Kempston Darkes	yes	9 of 9	100%	4 of 4	—	—	1 of 1 (c)	4 of 4
Lance Liebman	yes	10 of 10	100%	4 of 4	—	4 of 4	2 of 2	—
Frank J. McKenna	yes	8 of 8	100%	4 of 4	—	4 of 4	—	—
Youssef A. Nasr	yes	8 of 8	100%	4 of 4	—	—	—	4 of 4
James A. Pattison (d)	yes	6 of 6	100%	4 of 4	—	—	2 of 2	—
Seek Ngee Huat	yes	6 of 6	100%	4 of 4	—	—	—	2 of 2 (e)
George S. Taylor	yes	9 of 9	100%	4 of 4	5 of 5	—	—	—

Class B Directors	Independent	All		Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee
Jeffrey M. Blidner	no	3 of 4	75%	3 of 4	—	—	—	—
Jack L. Cockwell	no	4 of 4	100%	4 of 4	—	—	—	—
J. Bruce Flatt	no	4 of 4	100%	4 of 4	—	—	—	—
Robert J. Harding	no	3 of 4	75%	3 of 4	—	—	—	—
David W. Kerr	no	8 of 8	100%	4 of 4	—	—	—	4 of 4
Philip B. Lind	yes	9 of 9	100%	4 of 4	3 of 3 (f)	2 of 2 (f)	—	—
Lord O’Donnell	no	4 of 4	100%	4 of 4	—	—	—	—
Diana L. Taylor	yes	6 of 8	75%	3 of 4	2 of 2 (g)	1 of 2 (g)	—	—

(a)	Ms. Braly is a new director nominee for the May 6, 2015 meeting and did not attend any Board meetings in 2014.
(b)	Mr. Coutu was appointed to the Management Resources and Compensation Committee on August 7. 2014.
(c)	Ms. Kempston Darkes resigned from the Management Resources and Compensation Committee on May 6, 2014.
(d)	Mr. Pattison is not standing for re-election at the meeting on May 6, 2015.
(e)	N.H. Seek was appointed to the Risk Management Committee on May 7, 2014.
(f)	Mr. Lind resigned from the Governance and Nominating Committee on May 6, 2014 and was appointed to the Audit Committee on May 7, 2014.
(g)	Ms. Taylor resigned from the Audit Committee on May 6, 2014 and was appointed to the Governance and Nominating Committee on May 7, 2014.

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2014 Director Voting Results

Below are the results of the vote of holders of Class A Shares for the election of directors at the Corporation’s annual meeting of shareholders on May 7, 2014.

Director Nominee	Votes For	%	Votes Withheld	%
Marcel R. Coutu	392,847,473	97.19	11,372,699	2.81
Maureen Kempston Darkes	402,216,752	99.50	2,003,420	0.50
Lance Liebman	402,489,379	99.57	1,730,793	0.43
Frank J. McKenna	402,802,308	99.65	1,417,864	0.35
Youssef A. Nasr	359,857,088	89.03	44,363,084	10.97
James A. Pattison (a)	403,266,609	99.76	953,563	0.24
Seek Ngee Huat	391,858,912	96.94	12,361,260	3.06
Diana L. Taylor	402,829,402	99.66	1,390,770	0.34

(a)	Mr. Pattison is not standing for re-election at the meeting on May 6, 2015.

At the May 7, 2014 meeting of shareholders, the holder of Class B Shares voted all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, David W. Kerr, Philip B. Lind, Lord O’Donnell and George S. Taylor.

3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its reporting issuer subsidiaries (other than Brookfield Renewable Energy Partners L.P.). Deloitte has served as the external auditor of the Corporation since 1981. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares and by a majority of the votes cast by holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2014 by Deloitte amounted to approximately $33.3 million, of which $30.6 million represented audit and audit-related fees. From time to time, Deloitte also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

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The following table sets forth further information on the fees billed by Deloitte to the Corporation and its consolidated subsidiaries for the fiscal years ended December 31, 2014 and December 31, 2013.

	2014			2013
$ millions	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total

Audit	2.8	22.4	25.2	3.8	31.6	35.4
Audit-related	—	5.4	5.4	0.3	1.8	2.1
Tax	—	2.3	2.3	0.3	0.9	1.2
All other fees	0.2	0.2	0.4	0.1	0.7	0.8

Total fees	3.0	30.3	33.3	4.5	35.0	39.5

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation.

4.	Advisory Resolution on Approach to Executive Compensation

The Corporation believes that its compensation objectives and approach to executive compensation appropriately align the interests of management with the long-term interests of shareholders. Details of the Corporation’s approach to executive compensation is disclosed in the “Compensation Discussion and Analysis” beginning on page 41 of this Circular.

The Corporation has a policy providing that holders of Class A Shares have the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation on an annual basis. This policy reflects the Corporation’s ongoing efforts to meet its objectives and ensure a high level of shareholder engagement. The Board, with Messrs. Blidner and Flatt abstaining, unanimously recommends that holders of Class A Shares vote in favour of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the holders of Class A Limited Voting Shares accept the approach to executive compensation disclosed in this Circular.

Shareholder Vote Results

Because the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board and the Management Resources and Compensation Committee of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated in the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

2015 MANAGEMENT INFORMATION CIRCULAR / 21

PART THREE — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

The Corporation is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in the Corporation, and promote the long-term interests of our shareholders.

Corporate Governance

•  10 Independent Director Nominees

•  Separate Chair and CEO

•  Private Sessions of Independent Directors after each Board Meeting

•  Risk Oversight by the Risk Management Committee

•  Annual Board and Committee Self-Evaluations

•  All Directors Attended at least 75% of Meetings Held, with 13 of 16 Directors Attending every Meeting

•  Robust Code of Conduct

•  Only Independent Directors on Audit, Governance and Nominating, and Management Resources and Compensation Committees

Shareholder Rights • Annual Election of Directors • Majority Voting for Directors • Cumulative Voting for Directors • Active Shareholder Engagement

Compensation

•  Executive Compensation Program Driven by Strong Pay for Performance Philosophy (described in the “Compensation Discussion and Analysis” section of this Circular)

•  Director Share Ownership Guidelines requiring directors to hold shares and share units having a value of at least 3x their Annual Retainer

•  Independent directors required to take 25% of their Annual Retainer in DSUs, regardless of ownership

•  Share Retention Policy and Post Exercise Hold Period Requirements for Executives

•  Incentive Awards subject to Clawback Provisions

•  Anti-hedging, Short Sale and Pledging Restrictions

The Corporation’s comprehensive corporate governance policies and practices are consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators and the Toronto Stock Exchange. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the New York Stock Exchange (“NYSE”) and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

Code of Business Conduct and Ethics

The Corporation’s policy is that all its activities be conducted with the utmost honesty and integrity and in compliance with all legal and regulatory requirements. The Corporation’s Code of Conduct (the “Code”) sets out the guidelines and principles for how directors and employees should conduct themselves as members of the Brookfield team. Preserving our corporate culture is vital to the organization and following the Code helps us do that.

All directors and employees are required to provide a written acknowledgment upon joining Brookfield that they are familiar with and will comply with the Code. All directors and employees of the Corporation are required to provide this same acknowledgement annually.

The Board annually reviews the Code to consider whether to approve changes in the Corporation’s standards and practices. Recently, the Code was revised to include the Corporation’s enhanced anti-bribery and corruption policies and emphasize the Corporation’s commitment to conducting business in compliance with all applicable anti-bribery and corruption laws and practices.

Compliance with the Code is monitored by the Board through its Risk Management Committee, which receives regular reports on any non-compliance issues from the Corporation’s internal auditor. The Code is posted on the Corporation’s website, www.brookfield.com under “The Company/Conduct Guidelines” and is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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Board of Directors

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through four standing committees (the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, www.brookfield.com under “The Company/Corporate Governance.”

The Board is responsible for:

•	overseeing the Corporation’s overall long-term strategic-planning process and reviewing and approving its annual business plan;

•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	appointing the Chief Executive Officer (the “CEO”), overseeing the selection of other members of senior management and reviewing succession planning;

•	assessing management’s performance against approved business plans;

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

•	assessing the principal risks of the Corporation’s businesses and reviewing, approving and monitoring the systems in place to manage these risks;

•	promoting effective corporate governance; and

•

safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources, including through approving issuances of debt and equity securities and setting an appropriate dividend policy.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings; or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, www.brookfield.com under “The Company/ Corporate Governance.”

Meetings of the Board

The Board meets at least once every quarter, and holds additional meetings as necessary to consider specific items of business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy, although the 2014 strategy session was held in February 2015. In 2014, there were four regularly scheduled meetings to review and approve general business matters and specific strategic initiatives. Four quarterly meetings and one strategy session are scheduled for 2015. The agenda for regularly scheduled Board meetings is set by the Chair of the Board, with input from the CEO and Chief Financial Officer (the “CFO”), before circulation to the full Board.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each regularly scheduled and special Board meeting, chaired by the Chair, who reports back to the CEO on any matters requiring action by management. There were four meetings of independent directors during 2014.

Private sessions of the Committees without management and affiliated directors present are also held after each Committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

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Independent Directors

The Board has a policy that at least a majority of its directors are independent in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. The Corporation obtains information from its directors annually to determine their independence. The Board determines which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee of the Board (the “Governance Committee”), who evaluates director independence based on the guidelines set forth under applicable securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors). Those directors who are not affiliated have been considered by the Board to be independent.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent1, Affiliated2 or Management3 director.

	Independent	Affiliated	Management	Reason for Affiliated or Management Status
Jeffrey M. Blidner		✓	✓	Mr. Blidner is a Senior Managing Partner of the Corporation

Angela F. Braly	✓

Jack L. Cockwell		✓		Mr. Cockwell is one of the Partners, and the Chairman as well as a director of Partners Limited

Marcel R. Coutu	✓

J. Bruce Flatt		✓	✓	Mr. Flatt is the CEO of the Corporation

Robert J. Harding		✓		Mr. Harding is a former Chairman of the Corporation

Maureen Kempston Darkes	✓

David W. Kerr		✓		Mr. Kerr is one of the Partners and a director of Partners Limited

Lance Liebman	✓

Philip B. Lind	✓

Frank J. McKenna	✓

Youssef A. Nasr	✓

Lord O’Donnell		✓		Lord O’Donnell serves as a strategic advisor to the Corporation

Seek Ngee Huat	✓

Diana L. Taylor	✓

George S. Taylor	✓

The Board considers that the 10 directors listed as Independent above (approximately 63% of the Board) are independent.

[1]

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of the Canadian Securities Administrator’s National Instrument 58-101 — Disclosure of Corporate Governance Practices.

[2]

“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

[3]	“Management” refers to a director nominee who is a current member of management of the Corporation.

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Term Limits and Board Renewal

The Governance Committee leads the effort to identify and recruit candidates to join the Board. In this context, the Governance Committee’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Governance Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore the Corporation does not have term limits or other mechanisms that compel Board turnover. The Governance Committee does believe that periodically adding new voices to the Board can help the Corporation adapt to a changing business environment and this continues to be a priority.

The Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance and Nominating Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board). Assuming all director nominees are elected at the meeting, 10 new directors will have joined the Board over the past 10 years, with five new directors, three of whom are independent, having joined the Board over the past three years (a turnover of over 30% of the Board). The Board tenure profile of the Corporation is set out below.

Board Diversity Policy

Brookfield is committed to enhancing the diversity of the Board. The Corporation’s deep roots in many global jurisdictions inform its perspective on diversity and the Corporation’s view is that its Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve the Board’s diversity goals, it has adopted the following written policy:

•

Board appointments will be based on merit, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;

•

In the director identification and selection process diversity on the Board, including gender diversity, will influence succession planning and be a key criterion in adding new members to the Board; and

•	The Board has a gender diversity target of ensuring at least 30% of independent directors are women.

Currently, of the 10 independent directors and 16 total number of directors on the Board, two directors are women (both independent directors, and both standing for re-election). Also nominated for election to the Board this year for the first time is Ms. Angela Braly. Therefore, if all of the director nominees are elected at the meeting there will be three women on the Board, or 30% of the independent directors on the Board.

The Governance Committee is responsible for implementing the Board diversity policy, monitoring progress towards the achievement of its objectives, and recommending to the Board any necessary changes that should be made to the policy.

Director Share Ownership Guidelines

The Charter of Expectations sets forth share ownership requirements of directors, which are in place because the Corporation believes that directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation requires that a director hold Class A Shares, Restricted Shares or Deferred Share Units in the Corporation having, in the aggregate, a value equal to at least three times the director’s annual retainer fee (the “Annual Fee”), as determined by the Board from time to time. New directors will have five years from the date of joining the Board to achieve this minimum economic ownership requirement. Directors will be required to take one-half of their Annual Fee in the form of Deferred Share Units until the minimum share ownership level is achieved. Thereafter, all independent directors will still be required to take one-quarter of their Annual Fee in the form of Deferred Share Units.

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Anti-Hedging Policy

In order to maintain the alignment of interests between the Corporation and its directors, the Corporation prohibits all directors, including management and affiliated directors, from using derivatives or other financial instruments to retain legal ownership of their shares or share units in the Corporation while reducing their exposure to changes in the Corporation’s share price. Moreover, a director may not hold a short position in any security of the Corporation or its affiliates, either by way of a short sale or by utilizing derivatives.

Director Education

The Corporation provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s businesses, led by executives responsible for or familiar with these operations. This includes at least one presentation each quarter that provides directors with an in-depth analysis of a business unit of the Corporation in order to further educate the directors about Brookfield. In addition, presentations on new developments and trends in corporate governance and director fiduciary duties are provided as appropriate. Director dinners, with senior management present, are held before or immediately following all regularly scheduled Board meetings, and director education is provided at these dinners by way of presentations on areas relevant to Brookfield’s businesses.

In 2014, the Corporation launched a two-year initiative on site visits to the Corporation’s facilities in key markets outside Toronto and New York, where regularly scheduled Board meetings are normally held. These site visits are designed to provide an opportunity for directors to learn about the Corporation’s major businesses by viewing the operations firsthand and meeting in person with local management. In November 2014, 15 of the 16 directors on the Board, including all of the independent directors, visited the Corporation’s assets in Los Angeles, California and surrounding areas. The greater Los Angeles area was selected because the region is home to operations representing all four of Brookfield’s main platforms. While in Southern California, the Board visited office properties, wind farms, residential developments, a seaport and a retail mall. At each visit, the Board met with local management teams and received presentations educating them on the business operations. A similar Board trip is planned for September 2015 in London, England.

Director Orientation

New directors are provided with a comprehensive orientation package, which includes information on the Corporation’s various businesses, its culture, its corporate governance practices and the Board and Committee framework in place to manage the Corporation’s affairs and oversee management. Each new director is informed of the expectations that will be placed on them and the commitment they will be asked to make to the Corporation. New directors have private educational sessions with the Chair and the CEO and other members of senior management prior to or upon joining the Board.

Director Commitments

The Governance Committee monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive time commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair prior to accepting a directorship at another public company.

The view of the Governance Committee is that a policy limiting the number of other public company boards that a director can sit on is too prescriptive and would unnecessarily limit our pool of candidate directors. Instead, the Governance Committee’s philosophy is to consider all outside commitments of a director in context and make a determination that each director is able to serve effectively on behalf of the Corporation’s shareholders. The Governance Committee has determined that all director nominees at the meeting are able to devote the time and attention required to provide effective oversight as a Board member.

Interlocking Directorships

The Governance Committee monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one company sit on the board of another company and committee interlocks exist when two directors sit together on another board and are also members of the same board committee. There is currently one board and one committee interlock among the Corporation’s independent directors: Mr. Coutu and Ms. Kempston Darkes serve together on the board of directors of Enbridge Inc., an energy delivery company, and serve together on the Safety & Reliability Committee of Enbridge Inc. No other board or committee interlocks exist. In February 2015, the Governance Committee determined that there were no interlocking board or committee memberships that were expected to adversely affect the ability of interlocking directors to act independently from each other and to act in the Corporation’s best interests.

26 / BROOKFIELD ASSET MANAGEMENT INC.

Affiliate Boards

The Corporation considers the participation of management and affiliated directors on the boards of its affiliates or as strategic advisors to certain of the Corporation’s business operations an essential part of the Corporation’s role in providing oversight of its investments. This additional service to the Corporation provided by certain management and affiliated directors does not conflict with the duties of these individuals as directors on the Board.

Through its representatives on the boards of its operating affiliates, the Corporation plays an active role in setting long-term strategic plans, reviewing management succession plans and assessing performance against approved business plans of these affiliates. Through these representatives, the Corporation also safeguards the interests of its shareholders by participating in the board decisions of its affiliates regarding the issuance of treasury shares, the payment of dividends and the optimum use of capital resources.

Committees of the Board

The four standing Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee;

•	Governance and Nominating Committee;

•	Management Resources and Compensation Committee; and

•	Risk Management Committee.

The responsibilities of these Committees, respectively, are set out in written Charters, which are reviewed and approved annually by the Board. The Charter of each Committee which includes the position description of its respective Committee Chair, can be found on the Corporation’s website, www.brookfield.com under “The Company/Corporate Governance.” It is the Board’s policy that all members of these Committees, except members of the Risk Management Committee, must be independent directors. The Risk Management Committee must consist of a majority of independent directors and not include any current members of management. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and associated internal controls, and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public including, among others, the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending to the Board the Independent Registered Public Accounting Firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor. The Audit Committee meets regularly in private session with the Corporation’s external auditors and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met five times in 2014.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian Securities laws and the Sarbanes-Oxley Act, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from the Corporation. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of the Corporation to the Board for a determination as to whether this association affects the independent status of the director.

At March 24, 2015, the Audit Committee is comprised of the following three directors: George S. Taylor (Chair), Marcel R. Coutu and Philip B. Lind. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu and Mr. Taylor each qualify as a “designated financial expert.” Mr. Coutu has a Master of Business Administration degree and over 20 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Lind, formerly the Vice-Chairman of Rogers Communications, has 45 years of senior management experience. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chair for a number of public companies and non-profit organizations during his business career. Messrs. Coutu and Taylor were members of the Audit Committee throughout 2014, while Mr. Lind has served as a member of the Audit Committee since May 2014.

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For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 — Audit Committees, see the Corporation’s Annual Information Form for the year ended December 31, 2014 (the “AIF”) which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Governance and Nominating Committee

It is the responsibility of the Governance Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend the directors’ compensation. The Governance Committee met four times in 2014.

The Governance Committee reviews annually the guidelines which apply to the Corporation’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors – the Governance Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis.

The Governance Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and Board effectiveness.

The Governance Committee reviews, at least once a year, the composition of the Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the Committee consults with the Chair and makes recommendations to the Board, which appoints Committee members.

At March 24, 2015, the Governance Committee was comprised of the following three directors: Frank J. McKenna (Chair), Lance Liebman and Diana L. Taylor, all of whom are independent directors. Mr. McKenna also serves as the Board’s Chair. Messrs. Liebman and McKenna were members of the Governance Committee throughout 2014, while Ms. Taylor has served as a member of the Governance Committee since May 2014.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the “Compensation Committee”) is responsible for reviewing and reporting to the Board on management resource planning, including succession planning and proposed senior management appointments, the job descriptions and annual objectives of senior executives, the form of executive compensation in general and the levels of compensation of the CEO and other senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. The Compensation Committee met two times in 2014.

The Board has adopted a stringent test of independence for all members of the Compensation Committee, which mirrors the independence test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains using the aforementioned NYSE independence test. The Board has adopted a governance policy that not more than one-third of the members of the Compensation Committee may be current chief executive officers of a publicly traded entity.

At March 24, 2015, the Compensation Committee was comprised of the following three directors: Lance Liebman (Chair), Marcel R. Coutu and James A. Pattison, all of whom meet the additional criteria for independence described in the paragraph above. None of the Compensation Committee members is the chief executive officer of a publicly traded entity. Mr. Pattison is the Chief Executive Officer of The Jim Pattison Group, a private company. Messrs. Liebman and Pattison were members of the Compensation Committee throughout 2014, while Mr. Coutu has served as a member of the Compensation Committee since August 2014. Mr. Pattison is not standing for re-election to the Board at the meeting on May 6, 2015 and will be replaced on the Compensation Committee by another independent director following the meeting.

28 / BROOKFIELD ASSET MANAGEMENT INC.

Risk Management Committee

The Risk Management Committee is responsible for monitoring the Corporation’s financial and non-financial risk exposures, including market, credit, operational, reputational, fraud, bribery and corruption, strategic, systemic and business risks, and the steps senior management has taken to monitor and control such risk exposures. It reviews annually the guidelines which apply to the Corporation’s treasury and risk management activities and also oversees the Corporation’s overall risk management activities. The Committee regularly reports to the Board on its proceedings and any significant matters that it has addressed. The Risk Management Committee met four times in 2014.

At March 24, 2015, the Risk Management Committee was comprised of the following four directors: Maureen Kempston Darkes (Chair), David W. Kerr, Youssef A. Nasr and Seek Ngee Huat, all of whom are independent directors except for Mr. Kerr, who is an affiliated director. Ms. Kempston Darkes and Messrs. Kerr and Nasr were members of the Risk Management Committee throughout 2014, while Seek Ngee Huat has served as a member of the Risk Management Committee since May 2014.

Reporting

Each Committee Chair provides a report to the Board following a quarterly meeting, provided one has taken place that quarter. The Committee report to the Board provides a review of the matters that came before the Committee during its meeting and a summary of any decisions that the Committee made. Additionally, during the Committee’s report, the Committee will recommend any resolutions that it proposes for adoption by the Board. On an annual basis, each Committee provides a report to shareholders highlighting its achievements during the prior year.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. Each year, a survey is sent to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and the Committees. The results of this survey are reviewed by the Governance Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire. All directors are required to complete a skill-set evaluation which is used by the Governance Committee for planning purposes. The Board Chair holds private interviews with each director annually to discuss the operations of the Board and the Committees, and to provide any feedback on the individual director’s contributions. The Board Chair reports on these interviews to the Governance Committee as a basis for recommending to the Board the directors to be nominated for election at the next annual meeting of shareholders.

Board and Management Responsibilities

Separate Chair and CEO

The Corporation formally separates the positions of Chair and CEO and reserves the Chair position for an independent director; the Chair is Frank McKenna, an independent director, and the CEO is Bruce Flatt. The Board has adopted written position descriptions for each of the Chair and CEO, which are summarized below, as well as position descriptions for each Committee Chair. These position descriptions are reviewed annually by the Board and posted on the Corporation’s website, www.brookfield.com under “The Company/Corporate Governance.”

The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and the Committees. In addition, the Chair is responsible for: preparing the agenda for each Board meeting in consultation with the CEO and the CFO; ensuring directors receive the information required to perform their duties; ensuring an appropriate Committee structure; providing for an evaluation system to assess the performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of the Corporation in monitoring progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board that take place following each Board meeting and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the Corporation’s capital and operating plans on an ongoing basis; acting as the primary spokesperson for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation; and, together with the CFO, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

2015 MANAGEMENT INFORMATION CIRCULAR / 29

Management’s Relationship to the Board

The Corporation’s senior management team reports to and is accountable to the Board. Members of management and other directors attend Committee meetings at the invitation of the Committee Chairs.

The Corporation develops an annual business plan to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year to review the strategic initiatives and annual business plan submitted by senior management. The Board must approve the annual business plan, which provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan. Material deviations from the annual business plan are reported to and considered by the Board.

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and the Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing the Corporation’s strategic plan and the attainment of its objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

Communication and Disclosure Policies

The Corporation has a disclosure policy (the “Disclosure Policy”) which summarizes its policies and practices regarding public disclosures of information to investors, analysts and the media. The Disclosure Policy ensures that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on the Corporation’s website, www.brookfield.com under “The Company/Conduct Guidelines.”

The Corporation keeps its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic news releases. The Corporation’s website provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting of shareholders and, in the case of management, the annual investor day, and are available to respond to questions at that time. Shareholders who wish to contact the Chair or other Board members can do so directly or through the Corporate Secretary of the Corporation by phone at 1-866-989-0311 or by email at inquiries@brookfield.com.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls and webcasts to discuss the Corporation’s financial results, with a transcript of these calls posted on the Corporation’s website. The Corporation ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

30 / BROOKFIELD ASSET MANAGEMENT INC.

Report of the Audit Committee

The following is a summary of the Audit Committee’s work during 2014, in accordance with its Charter:		MANDATE

The Audit Committee oversees Brookfield’s financial reporting and disclosure, and compliance with applicable laws and regulations governing reporting and disclosure.

The Audit Committee Charter and the Audit Committee Chair’s position description are available at www.brookfield.com under “The Company/Corporate Governance.”

Financial Reporting
✓	Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information
✓	Reviewed the appropriateness of and changes to accounting policies and practices
✓	Reviewed the systems and procedures used in preparing financial statements and reports
✓	Monitored the effectiveness of disclosure controls and procedures and internal controls over financial reporting
✓	Received ongoing correspondence between the Corporation and securities regulators on continuous disclosure
✓	Received presentations from management on areas relevant to the Audit Committee’s oversight of financial reporting
External Auditor
✓	Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by the Corporation’s shareholders
✓	Evaluated the external auditor’s performance and monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee
✓	Reviewed and approved proposed external audit engagement and fees for the year
✓	Monitored the independence of the external auditor and received the external auditor’s report on its independence
✓	Reviewed the planned scope of the audit, the areas of special emphasis and the materiality thresholds proposed to be employed
✓	Reviewed and approved an Audit and Non-Audit Services Pre-Approval Policy governing the pre-approval of audit and non-audit services provided by the external auditor to the
Corporation and the ratification of services delivered
✓	Reviewed reports from the external auditor on internal control issues identified in the course of its audit and attestation activities
✓	Met with the external auditor in private sessions after each meeting without management present
Internal Auditors
✓	Reviewed the quarterly activities and reports of the internal auditors, including completed audits, follow-up plans for outstanding matters raised and other priorities
✓	Received a report of the Corporation’s Plan to comply with the provisions of the
Sarbanes-Oxley Act
✓	Reviewed the performance of the internal auditors
✓	Reviewed and approved the internal auditors’ 2014 audit plan
✓	Required the internal auditors to report directly to the Audit Committee
Financial Literacy of Audit Committee Members
✓	Assessed the financial literacy of each Audit Committee member

2015 MANAGEMENT INFORMATION CIRCULAR / 31

Other Duties and Responsibilities
✓	Reviewed and approved the Charter of the Audit Committee and the Internal Auditors
✓	Reviewed and approved the Report of the Audit Committee included in the 2014 management information circular
✓	Reviewed the Audit Committee’s annual work program
✓	Monitored the governance and control activities of the Corporation related to the responsibilities of the Audit Committee
✓	Reviewed senior management’s expenses
✓	Monitored the quality of the Corporation’s finance function and its alignment with the scale and breadth of the Corporation’s business
✓	Met privately after every meeting, and met privately with the external auditor, the internal auditor and with management after every meeting at which those individuals participated

MEMBERSHIP	George S. Taylor, Chair
Marcel R. Coutu
Philip B. Lind

FINANCIAL LITERACY	All members are ‘‘financially literate’’ as required by the Canadian Securities Administrators (“CSA”)
and Messrs. Coutu and Taylor are designated financial experts.

INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110, see the “Audit Committee Information” section on pages 28 to 30 of the AIF which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Auditor’s Fees

See pages 20 - 21 of this Circular for a description of the fees that Deloitte received for services for the year ended December 31, 2014.

The Audit Committee met five times in 2014. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditor and management.

This report has been adopted and approved by the Audit Committee:

George S. Taylor, Chair; Marcel R. Coutu; and Philip B. Lind.

32 / BROOKFIELD ASSET MANAGEMENT INC.

Report of the Governance and Nominating Committee

The following is a summary of the Governance and Nominating Committee’s work during 2014, in accordance with its Charter:		MANDATE

The Governance and

Nominating Committee

oversees Brookfield’s approach to corporate governance.

The Governance and

Nominating Committee

Charter and the Governance

and Nominating Committee

Chair’s position description

are available at

www.brookfield.com under

“The Company/Corporate

Governance.”

Composition and Performance of the Board and its Committees (i) Director Nominations
✓	Reviewed the size and composition of the Board and its Committees
✓	Reviewed the competencies and skills represented on the Board and the skills required of directors and the Board as a whole
✓	Maintained an “evergreen” list of director candidates
✓	Selected a new candidate to stand as a director nominee at the 2015 meeting of shareholders
✓	Approved eight Class A Share director nominees and eight Class B Share director nominees for election by the shareholders and recommended them to the Board

(ii) Evaluation of the Board, its Committees and Individual Directors
✓	Reviewed the performance of the Board, the Committees and individual directors
✓	Reviewed the process for evaluating the performance of the Board and the individual directors
✓	Reviewed and approved the current director appointments to the Committees
Director Compensation and Share Ownership
✓	Reviewed compensation paid to the Board Chair and to the independent and affiliated directors
✓	Reviewed the Share Ownership Guideline applied to directors
Disclosure
✓	Reviewed and approved the Corporation’s Statement of Corporate Governance Practices and other corporate governance disclosure for inclusion in the 2014 management information circular
✓	Reviewed and approved the Report of the Governance and Nominating Committee included in the 2014 management information circular
Corporate Governance
✓	Set the Board Work Plan for 2015
✓	Reviewed the Ontario Securities Commission’s disclosure requirements on gender diversity and adopted a written policy on Board diversity
✓	Reviewed material related-party transactions
✓	Determined the executive officers of the Corporation
✓	Reviewed and approved the Corporation’s Investment and Capital Markets Policy
✓	Evaluated the Board and Committee Charters, the Board Position Descriptions and the Charter of Director Expectations
✓	Reviewed and approved the Corporation’s Code of Business Conduct and Ethics, Personal
Trading Policy, Disclosure Policy and Say on Pay Policy

MEMBERSHIP	Frank J. McKenna, Chair
Lance Liebman
Diana L. Taylor

INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

The Governance and Nominating Committee met four times in 2014.

This report has been adopted and approved by the members of the Governance and Nominating Committee:

Frank J. McKenna, Chair; Lance Liebman; and Diana L. Taylor.

2015 MANAGEMENT INFORMATION CIRCULAR / 33

Report of the Management Resources and Compensation Committee

The following is a summary of the Compensation Committee’s work during 2014, in accordance with its Charter:		MANDATE
The Management Resources
Succession Planning		and Compensation Committee
✓	Reviewed and assessed the Corporation’s management resource planning program	(the “Compensation
✓	Reviewed and assessed senior executive performance	Committee”) oversees
✓	Assessed senior executive succession candidates

Brookfield’s management

resources and compensation

strategy, plans, policies and

practices.

The Compensation Committee

Charter and the Compensation

Committee Chair’s position

description are available at

www.brookfield.com under

“The Company/Corporate

Governance.”

✓	Reviewed the Corporation’s diversity and high-potential executive development initiatives

Executive Compensation Philosophy
✓	Reviewed the Corporation’s compensation philosophy
✓	Reviewed the Corporation’s compensation policies related to alignment of interest between its executives and the shareholders
✓	Assessed the alignment of interests of the members of the Management Committee through equity ownership with the creation of shareholder value over the long term
✓	Assessed the risks associated with the Corporation’s compensation approach, policies and practices

Appointment and Compensation of Senior Management
✓	Reviewed and approved the compensation of senior management
✓	Evaluated the Annual Management Incentive Plan and Long-Term Share Ownership Plans
✓	Reviewed and approved the Annual Management Incentive Plan and Long-Term Share
Ownership Plan awards and payments to senior management under various performance scenarios
CEO Performance, Evaluation and Compensation
✓	Evaluated the CEO’s performance
✓	Reviewed and approved the compensation of the CEO
✓	Reviewed the priorities for the CEO
Disclosure
✓	Reviewed and approved for recommendation to the Board the Report on Executive
Compensation and the Report of the Compensation Committee to be included in the management information circular
Other Duties and Responsibilities
✓	Reviewed and approved the Charter of the Compensation Committee
✓	Reviewed and approved the CEO position description

MEMBERSHIP	Lance Liebman, Chair
Marcel R. Coutu
James A. Pattison

The Board has restricted the criteria for membership in the Compensation Committee by requiring that not more than one-third of its members are chief executive officers of any publicly traded entity. None of the Committee members is the chief executive officer of a publicly traded entity. Mr. James Pattison is Chief Executive Officer of The Jim Pattison Group, a private company.

INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

The Compensation Committee met twice in 2014.

This report has been adopted and approved by the members of the Compensation Committee:

Lance Liebman, Chair; Marcel R. Coutu; and James A. Pattison.

34 / BROOKFIELD ASSET MANAGEMENT INC.

Report of the Risk Management Committee

The following is a summary of the Risk Management Committee’s work during 2014, in		MANDATE
accordance with its Charter:
The Risk Management
Risk Management		Committee oversees
✓	Reviewed and considered with senior management the Corporation’s risk capacity, risk	Brookfield’s corporate risk
	taking philosophy and approach to determining an appropriate balance between risk and	management activities.
reward
✓	Reviewed and evaluated the Corporation’s significant financial risk exposures, including	The Risk Management
	currency, interest rate, credit, and market risks, and the steps senior management took	Committee Charter and
	to monitor and manage such risk exposures (through hedges, swaps, other financial	the Risk Management
	instruments, and otherwise), including the management of counterparty risk, in compliance	Committee Chair’s position
	with applicable policies	description are available at
✓	Reviewed and discussed with senior management the Corporation’s significant non-financial	www.brookfield.com under
	risk exposures, including strategic, reputational, operational, regulatory, and business	“The Company/Corporate
	risks, and the steps senior management took to monitor and control such risk exposures in	Governance.”
compliance with applicable policies
✓	Reviewed and confirmed with senior management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law and stock exchange rules was disclosed
✓	Reviewed the Corporation’s insurance coverage, deductible levels, reinsurance requirements and various risk sharing protocols
✓	Reviewed with senior management the quality and competence of management appointed to administer risk management functions
✓	Reviewed, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the
Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation
✓	Reviewed and evaluated the Corporation’s susceptibility to fraud and corruption and management’s processes for identifying and managing the risks of fraud and corruption
✓	Considered other matters of a risk management nature as directed by the Board

Other Duties and Responsibilities
✓	Reviewed and recommended for approval the Charter of the Risk Management Committee
✓	Reviewed and recommended for approval the Corporation’s Treasury and Financial Risk
Management Policy
✓	Reviewed and recommended for approval the Corporation’s Anti-Bribery and Corruption
Policy and Program
✓	Reviewed and approved the Corporation’s Tax Risk Management Policy

MEMBERSHIP	Maureen Kempston Darkes, Chair
David W. Kerr
Youssef A. Nasr
Seek Ngee Huat

INDEPENDENCE	Three members of the Committee, Mrs. Kempston Darkes, Messrs. Youssef A. Nasr and Seek Ngee Huat, meet Board-approved independence standards which are derived from the CSA corporate governance guidelines. Mr. David W. Kerr is an affiliated director and is therefore not considered independent.

The Risk Management Committee met four times in 2014.

This report has been adopted and approved by the members of the Risk Management Committee:

Maureen Kempston Darkes, Chair; David W. Kerr; Youssef A. Nasr and Seek Ngee Huat.

2015 MANAGEMENT INFORMATION CIRCULAR / 35

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board is as follows (in U.S. dollars):

Compensation Elements	Amount	Comments

Board Chair Retainer	$500,000 (a)	The Chair of the Board does not receive any additional compensation for serving as the Chair of the Governance and Nominating Committee.
Director Retainer (b)	$150,000
Audit Committee Chair Retainer	$25,000
Compensation and Risk Management Committee Chair Retainers	$15,000
Travel Stipend – for non-residents of the Toronto and New York City areas	$15,000	This recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings, and is in addition to reimbursement for travel and other out-of-pocket expenses.

(a)	Currently taken 100% in DSUs.
(b)	For non-Chair and non-management directors.

Named Executive Officers who serve as directors of the Corporation do not receive any compensation in their capacity as directors.

The Governance and Nominating Committee annually reviews the compensation paid to the Board’s Chair and non-management directors of the Board, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on Committees of the Board and the compensation paid to directors of comparable companies. In February 2015, the Board, acting upon the recommendation of the Governance and Nominating Committee, increased the travel stipend paid to directors who do not regularly reside in either the Toronto or New York City areas from $7,500 to $15,000, effective for 2015. All other compensation remains unchanged since the beginning of 2014.

In 2014, the directors, excluding Mr. Flatt and Mr. Blidner, collectively received annual director compensation having a total value of $2,497,044, excluding all other compensation unrelated to Board membership. Directors’ compensation was comprised of cash compensation of $779,075 and Deferred Share Units (“DSUs”) of the Corporation valued at $1,697,969, which represented approximately 38% and 62%, respectively, of total compensation paid to these directors during 2014. No directors received Restricted Shares as part of their director compensation in 2014.

36 / BROOKFIELD ASSET MANAGEMENT INC.

2014 Director Compensation (a)

The following table sets out compensation received during 2014 by the Corporation’s directors (a) (in U.S. dollars):

		Fees Earned	Share-Based	All Other		Compensation
		in Cash	Awards (DSUs)	Compensation		Total
Name	Board Position	($)	($) (b)	($)		($)

Jack L. Cockwell		146,367 (c)	—	3,633	(d)	150,000
Marcel R. Coutu		104,531	45,469	7,500	(e)	157,500
Robert J. Harding		145,677 (c)	—	4,323	(d)	150,000
Maureen Kempston Darkes	Risk Management Committee Chair	82,500	82,500	—		165,000
David W. Kerr		75,000	75,000	—		150,000
Lance Liebman	Compensation Committee Chair	82,500	82,500	50,000	(f)	215,000
Philip B. Lind		—	150,000	—		150,000
Frank J. McKenna(g)	Board Chair and Governance and Nominating Committee Chair	—	500,000	—		500,000
Youssef A. Nasr		75,000	75,000	7,500	(e)	157,500
Lord O’Donnell		—	150,000	134,901	(e) (h)	284,901
James A. Pattison		—	150,000	7,500	(e)	157,500
Seek Ngee Huat		—	150,000	7,500	(e)	157,500
Diana L. Taylor		—	150,000	—		150,000
George S. Taylor	Audit Committee Chair	87,500	87,500	—		175,000

Total		779,075	1,697,969	222,857		2,719,901

(a)

Mr. Flatt and Mr. Blidner do not receive any compensation in their capacity as directors of the Corporation or for any other board that they sit on for the Corporation. For Mr. Flatt’s compensation as CEO, see pages 42 to 43 and 57 to 60 of this Circular. For Mr. Blidner’s compensation as a Senior Managing Partner, see pages 57 to 60 of this Circular.

(b)	The value of each DSU is equal to the closing price of a Class A Share on the TSX on the grant date of the DSU.
(c)

Messrs. Cockwell and Harding each received C$150,000 in 2014 for director services to the Corporation. In 2015, lump sum payments of $10,512 (C$11,607 converted to U.S. dollars at the average exchange rate for 2014 as reported by Bloomberg) and $9,822 (C$10,844 converted to U.S. dollars at the average exchange rate for 2014 as reported by Bloomberg) were received by Messrs. Cockwell and Harding, respectively, to bring the value of each individual’s total compensation for 2014 to $150,000.

(d)	Messrs. Cockwell and Harding received health benefits under the Corporation’s health plan.
(e)	Includes travel stipend to eligible directors of $7,500.
(f)	During 2014, Mr. Liebman received fees of $50,000 as a director of a subsidiary of Brookfield Office Properties, Inc. in the form of DSUs of Brookfield Office Properties Inc.
(g)	Mr. McKenna received an annual retainer of $500,000 in 2014. He does not receive any additional compensation for serving as the Governance and Nominating Committee Chair.
(h)

Beginning on August 8, 2014, Lord O’Donnell entered into a strategic advisory relationship with the Corporation for an annual fee of £200,000. In 2014, under this arrangement Lord O’Donnell received fees of $127,401 (£79,348 converted to U.S. dollars at the average exchange rate for the period as reported by Bloomberg).

Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2014, the directors, excluding Mr. Flatt and Mr. Blidner, received an aggregate of $127,486 for reimbursement of such expenses.

The following tables sets out information relating to options and other share-based awards granted to directors, excluding Mr. Flatt and Mr. Blidner, whose awards relate to their roles and are disclosed under “Compensation of Named Executive Officers” beginning on page 57 of this Circular.

2015 MANAGEMENT INFORMATION CIRCULAR / 37

Outstanding Option Awards and Share-Based Awards as at December 31, 2014 (Management directors excluded)

	Option Awards Vested and Unvested		Restricted Share Unit (RSU) Awards Vested and Unvested		Share-Based Awards Deferred Share Units (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised Options ($) (a)	Number of Securities Underlying Outstanding RSUs (#)	Market Value of Outstanding RSUs ($) (a)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs ($)(a)	Number of Vested DSUs (#)	Market Value of Vested DSUs ($)(a)

Jack L. Cockwell	112,500	2,994,506	709,461	25,973,257	—	—	431,706	21,636,129
Marcel R. Coutu	—	—	—	—	—	—	20,771	1,040,953
Robert J. Harding	—	—	—	—	—	—	396,040	19,848,107
Maureen Kempston Darkes	—	—	—	—	—	—	28,076	1,407,097
David W. Kerr	—	—	—	—	—	—	14,131	708,200
Lance Liebman	—	—	—	—	—	—	25,622	1,284,076 (b)
Philip B. Lind	—	—	—	—	—	—	74,898	3,753,608
Frank J. McKenna	—	—	—	—	—	—	70,484	3,532,511
Youssef A. Nasr	—	—	—	—	—	—	9,425	472,357
Lord O’Donnell	—	—	—	—	—	—	6,201	301,809
James A. Pattison	—	—	—	—	—	—	43,454	2,177,800
Seek Ngee Huat	—	—	—	—	—	—	8,404	421,220
Diana L. Taylor	—	—	—	—	—	—	10,382	520,333 (c)
George S. Taylor	—	—	—	—	—	—	60,854	3,049,752

(a)

For options and RSUs, the market value is the amount by which the closing price of a Class A Share on the TSX at December 31, 2014 exceeded the exercise price of the options or the issuance price of the RSU award. For DSUs, the market value is the closing price of a Class A Share on the TSX on December 31, 2014 of $50.12 (C$58.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.8608) and on the NYSE on December 31, 2014 of $50.13, as applicable.

(b)	Excludes the market value of vested DSUs of Brookfield Office Properties, Inc. of $747,862.
(c)	Excludes the market value of vested DSUs of Brookfield Office Properties, Inc. of $847,861.

38 / BROOKFIELD ASSET MANAGEMENT INC.

Outstanding Option Awards and Restricted Share Units as at December 31, 2014

	Options				Restricted Share Units (RSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (a) ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2014 (b) ($)	Number of Restricted Share Units (#)	Issuance Price (a) (b) ($)	Market Value at December 31, 2014 (c) ($)

Jack L. Cockwell	112,500	23.50	February 14, 2016	2,994,506	56,250 383,211 270,000	7.60 11.51 17.58	2,391,485 14,795,936 8,785,836

	112,500			2,994,506	709,461		25,973,257

(a)

The option exercise price and the RSU issuance price are in Canadian dollars and are presented on the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2014 of C$1.00 = US$0.8608.

(b)	RSUs are not redeemable until cessation of employment and have no expiration date.
(c)

For options and RSUs, the market value of the Class A Shares is the amount by which the closing price of the Corporation’s Class A Shares on December 31, 2014, exceeded the exercise price of the options or the issuance price of the RSU award. The closing price of a Class A Share on the TSX on December 31, 2014 was $50.12 (C$58.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.8608).

Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that its directors can better represent the Corporation’s shareholders if they are shareholders themselves. Accordingly, directors are required to hold Class A Shares, DSUs, Restricted Shares or other equity securities of the Corporation having a value of at least three times their annual director’s retainer. This minimum ownership requirement is currently $450,000 for non-management directors and $1,500,000 for the Chair. A director must achieve this minimum ownership requirement within five years of joining the Board.

All independent directors are required to receive at least 25% of their annual director’s retainer in DSUs (see “Long-Term Share Ownership Plans” on page 48 to 49 of this Circular). Independent directors who have not reached the minimum ownership requirement are required to receive at least 50% of their annual director’s retainer in DSUs. Subject to these requirements, all non-management directors had the option of electing to receive their annual retainer in DSUs or cash; beginning with the second quarter of 2014, non-management directors could also elect to receive their annual retainer in Restricted Shares.

As of March 24, 2015, 13 of the 16 proposed nominees for election to the Board have met the ownership requirement. Of those that have not yet met the requirement, two of the nominees to the Board, Seek Ngee Huat and Lord O’Donnell, have been directors since November 9, 2012 and May 9, 2013, respectively, and have begun to acquire DSUs in accordance with the ownership requirement. One of the nominees, Angela Braly, is being proposed for election for the first time and currently owns no Class A Shares or DSUs.

Directors who are not members of management may not be awarded options.

Anti-Hedging Policy

All directors (including the CEO) are prohibited from using derivatives or other financial instruments to retain legal ownership of any Class A Shares, DSUs, RSUs, Restricted Shares or other securities of the Corporation but reduce economic exposure to changes in the Corporation’s share price. This allows shareholders to determine a director’s true economic exposure to the Corporation’s equity.

2015 MANAGEMENT INFORMATION CIRCULAR / 39

Equity Ownership of Directors

The following table sets out the total number of Class A Shares, pro rata interest in Class A Shares and DSUs held by the 16 proposed nominees for election to the Board at the meeting. See pages 8 to 15 of this Circular for information on the individual equity ownership of the director nominees.

				Total Class A Shares,
Holdings	Class A Shares	Pro Rata Interest (a)	DSUs	Pro Rata Interest & DSUs
As at March 24, 2015	(#)	(#)	(#)	(#)
Total	19,039,519	24,374,033	2,091,768	45,505,320

(a)

Includes (i) the director’s pro rata interests in Class A Shares held by Partners Limited and Partners Value Fund (on a consolidated basis) and (ii) the director’s Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations.

40 / BROOKFIELD ASSET MANAGEMENT INC.

PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

Executive Overview

The Compensation Discussion and Analysis (“CDA”) provides a detailed description of our executive compensation philosophy and programs, the decisions the Compensation Committee has made under these programs as well as the factors they considered in making such decisions.

The Corporation’s operations are organized into five operating platforms. These platforms include property, renewable energy, infrastructure, private equity and public securities. The management committee (the “Management Committee”) is comprised of 18 senior executives of the Corporation and its subsidiaries (“Senior Managing Partners”). Certain of the Senior Managing Partners who: (i) have responsibility for overall corporate activity; (ii) are in charge of one of the Corporation’s principal business units, divisions or functions; or (iii) perform a similar policy making function for the Corporation are executive officers of the Corporation (“Executive Officers”). The remaining Senior Managing Partners are senior executives who have other leadership responsibilities.

The Corporation’s compensation philosophy described in the CDA is applicable for all corporate executives, however the focus is on the compensation of our Named Executive Officers for 2014 who were:

Named Executive Officer	Position
J. Bruce Flatt	Senior Managing Partner and CEO

Brian D. Lawson	Senior Managing Partner and CFO

Jeffrey M. Blidner	Senior Managing Partner

George E. Myhal (a)	Senior Managing Partner

Samuel J.B. Pollock	Senior Managing Partner

(a)

Effective January 1, 2015, Mr. Myhal resigned from the Corporation to become the President and CEO of Partners Value Fund, the largest holder of Class A Shares (see “Principal Holders of Voting Shares” on page 4 of this Circular for further information on Partners Value Fund).

The Compensation Committee approves the compensation for the Named Executive Officers and the other 13 senior executives of the Corporation who are members of our Management Committee.

The Board has charged the Management Committee with building a global asset management business focused on long-term sustainable growth in cash flows. The following outline the key business accomplishments for 2014:

  2014 Business Highlights

•	Generated strong levels of Net Income and Funds from Operations (“FFO”)

-	Record net income of $5.2 billion or $4.67 per share

-	FFO increased by 5% to $1.6 billion prior to realized disposition gains

•	Significantly expanded our asset management activities

-	Fee bearing capital increased by $9.2 billion to $89 billion

•	Invested or committed $18 billion of capital investments

-	Three flagship private funds are approximately 80% committed in aggregate

-	Expanded operations in China and India, and committed $3 billion of capital in Europe

Compensation Governance

The Compensation Committee establishes compensation programs that incorporate leading governance principles. Highlighted below are some of the Corporation’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short-term for actions which are detrimental in the long-term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

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The following table outlines the Corporation’s policies and practices which incorporate leading compensation governance principles:

Policies:

✓ Require senior management to own a significant interest in the Corporation

✓ Require the Management Committee to hold for at least one year, Class A Shares equal to the net proceeds realized on exercise of options

✓ Provide for reimbursement of equity-based compensation in the event of restatements or detrimental conduct

✓ Require long-term incentives to vest over 5 years

Practices:

✓ All of the Named Executive Officers take their annual management incentive award in the form of equity in the Corporation

✓ Termination provisions generally require departing executives to forfeit unvested awards

✓ Do not provide defined benefit pension plans for any executives

✓ Do not allow hedging of shares or share-based incentives

Aligning Pay with Performance

On average, more than 70% of the value of compensation awarded to our Named Executive Officers is long-term incentive compensation. The actual value of this compensation, which is earned over time, depends upon the performance of the Corporation’s Class A Shares.

Ratio of Named Executive Officer Compensation to Funds from Operations

The following table illustrates the total compensation awarded to the Named Executive Officers as a percentage of Funds from Operations:

	2014	2013	2012
Aggregate Named Executive Officer Compensation (a)	$20,864,518	$18,665,313	$16,224,562

As a percentage of Funds from Operations (b)	1.0%	0.6%	1.2%

(a)	Aggregate Named Executive Officer Compensation is defined as the Total Compensation as it appears in the Summary Compensation Table on page 57 of this Circular.
(b)

Funds from operations totalled $2.160 billion, $3.376 billion and $1.356 billion in 2014, 2013 and 2012, respectively (see page 36 of the Corporation’s Annual Report for further information on the non-IFRS measure “Funds From Operations”).

Compensation Review – Chief Executive Officer

Mr. Flatt has been awarded $38.3 million in total cumulative compensation (average annual compensation award $3.0 million) over the 13 years since his appointment as CEO. His aggregate compensation over this period was comprised of:

•	$5.1 million in Base Salary;

•	$4.8 million in DSUs and Restricted Shares;

•	$28.2 million in Options and Escrowed Shares, as determined at the time of the award; and

•	$0.2 million in benefits.

As a result of changes in the value of the Corporation’s Class A Shares during this 13-year period, the DSUs, RSUs, Options, Restricted Shares and Escrowed Shares awarded to Mr. Flatt during this 13-year period currently have a value of $135.9 million providing him with total cumulative compensation of $141.3 million over this period for an average annual compensation of $10.9 million. $131.1 million of this total cumulative compensation (or 93%) is the result of an increase in value of the Corporation’s Class A Shares over this period. $63.8 million of the total cumulative compensation (or 45%) can only be redeemed when Mr. Flatt retires. The compounded annual return of the Corporation’s Class A Shares over the 13-year period since Mr. Flatt’s appointment as CEO is approximately 22%.

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The following table sets out the total compensation that Mr. Flatt has received since he was appointed as CEO of the Corporation in 2002. The first column sets out the value of the compensation on the date that it was awarded and the second column sets out the value of the compensation on December 31, 2014, which for equity-based awards takes into account the appreciation of the Corporation’s Class A Shares from the date of the award.

Total Cumulative Chief Executive Officer Compensation Since 2002 (13 years)

	13 Years Ended 2014
	Value at Date of Award (d)	Value at December 31, 2014 (e)
Cash Compensation

Base Salary (a)	$5,127,598	$5,127,598

Cash Incentive Paid	$—	$—
Total Cash Compensation	$5,127,598	$5,127,598

Long-Term Share Ownership Plan Awards

DSUs, RSUs, Option, Escrowed Shares and Restricted Shares(b)	$32,977,796	$135,912,910

Benefits and Perquisites

Other Compensation(c)	$228,717	$228,717
Total Cumulative Compensation since 2002	$38,334,111	$141,269,225

Average Annual Compensation	$2,948,778	$10,866,863

(a)	Sum of actual Base Salary paid in each financial year from January 1, 2002 to December 31, 2014 converted from C$ using the average Bloomberg exchange rate for each year.
(b)	These values include all options, DSUs, RSUs, Escrowed Shares and Restricted Shares granted during Mr. Flatt’s tenure as CEO. DSUs and RSUs are not redeemable until retirement.
(c)

Other compensation paid in the financial year includes annual medical examination and RRSP contributions. The value related to each year has been converted from C$ using the average Bloomberg exchange rate for that year.

(d)

The value of the Long-Term Share Ownership Plan awards includes the value of options, RSUs, DSUs, Escrowed Shares and Restricted Shares awarded for the fiscal years 2002 through 2014 inclusive. Options and RSUs are valued using the Black-Scholes value at the time of the award discounted by 25% to reflect the five-year vesting and one-year hold provisions. DSUs and Restricted Shares are valued using the closing price of a Class A Share on the TSX or on the NYSE, as applicable, on the date of the award. The value of the Escrowed Shares considers the stock market price of a Class A Share on the date of the award and potential increase in value. This value is discounted by 25% to reflect the mandatory hold until the fifth anniversary of the award. All values have been converted from C$ at the average Bloomberg exchange rate for the year for which they were awarded.

(e)

The value of the Long-Term Share Ownership Plan awards includes the value of options, RSUs, DSUs and Restricted Shares held on December 31, 2014 and the in-the-money value of options awarded for fiscal years 2002 through 2014 which have been exercised to date on the date of exercise. The in-the-money value of the options, RSUs and the value of the DSUs and Restricted Shares are calculated using the closing price of a Class A Share on the TSX on December 31, 2014 (C$58.22) and on the NYSE on December 31, 2014 ($50.13). The in-the-money value of the Escrowed Shares is calculated as the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. The in-the-money value of the options exercised was calculated on the date exercised using the amount by which the value of the Corporation’s Class A Shares exceeded the exercise price of the options. All values have been converted from C$ using the Bloomberg mid-market exchange rate on December 31, 2014 of C$1.00 = US$0.8608.

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his almost 26 years with the Corporation, accumulated a number of ownership interests in the Corporation in the form of DSUs, options, RSUs, Restricted Shares and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Shares of the Corporation. These ownership interests are held both directly, as shown on page 14 of this Circular, and through pro rata interests in Class A Shares largely owned through Partners Limited and Partners Value Fund Inc. (see “Principal Holders of Voting Shares” on page 4 of this Circular).

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Compensation Philosophy

Our compensation arrangements are designed to:

•

attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create long-term shareholder value;

•	encourage long-term decision making with a focus on capital preservation and risk adjusted returns;

•	foster an environment of teamwork and co-operation;

•	reward consistent performance over the longer term; and

•	be transparent to the employees and shareholders of the Corporation.

Current and former senior executives and directors of the Corporation and its affiliates currently hold direct, indirect and economic interests in approximately 136 million Class A Shares and share equivalents of the Corporation, representing an approximate 20% common equity interest.

The Corporation’s compensation arrangements align management’s interests with those of the Corporation’s shareholders.

The goal is to align management’s interests with those of the Corporation’s shareholders. This is achieved by basing the most significant portion of management’s rewards and therefore the opportunity for personal wealth creation on the value of the Corporation’s shares.

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ between executives with broader corporate responsibilities and those who operate within specific business units, such as the dedicated fund management groups. The principles of rewarding risk management and value creation over the long-term, however, remain consistent across each of our businesses. For example, executives in dedicated fund management groups may have compensation arrangements that are more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the investors which will, in turn, benefit the Corporation and generally do not happen until there is certainty of the performance. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers but also pertains to executives of the Corporation who have corporate responsibilities.

In order to achieve the objectives set out above, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 48 to 49 of this Circular which:

•	reinforces the focus on long-term value creation;

•	aligns the interests of executives with other shareholders of the Corporation; and

•	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

The emphasis on equity compensation which has long-term vesting and retention requirements ensures that our executives make decisions and take risks knowing that they will remain shareholders of the Corporation until the full impact of their decisions are realized.

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Elements of Compensation

During the past five years, total compensation for the most senior executives has been comprised of approximately 16% base salary, 16% Annual Management Incentive Plan awards and 68% Long-Term Share Ownership Plan awards.

In 2014, all of our Named Executive Officers have elected to receive their entire annual management incentive awards in the form of DSUs of the Corporation.

Total compensation for executives with corporate responsibilities is comprised of three elements: Base Salary, Annual Management Incentive Plan awards and participation in the Corporation’s Long-Term Share Ownership Plans. Total annual compensation awarded to the Named Executive Officers and other senior executives, generally does not change significantly from year to year. However, from time to time, the Compensation Committee grants special awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of participation in a Long-Term Share Ownership Plan. These special awards assist the Corporation in retaining key employees who have the potential to add value to the Corporation over the longer term.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to the Corporation’s Long-Term Share Ownership Plans but a larger percentage of their total compensation is in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the financial services industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they have the opportunity to receive their annual management incentive award in DSUs under the Corporation’s Deferred Share Unit Plan or Restricted Shares under the Corporation’s Restricted Stock Plan. This enables executives to increase their ownership interest in the Corporation.

Named Executive Officer Compensation Mix (a)

The pay mix for the Named Executive Officers is set out in the chart below.

	Base Salary	Cash Incentive	DSUs / Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk

2014

Chief Executive Officer	8%	0%	8%	84%	92%

Other Named Executive Officers	14%	0%	14%	72%	86%

Five Years (2009 – 2013)

Chief Executive Officer	11%	0%	11%	78%	89%

Other Named Executive Officers	16%	0%	16%	68%	84%

(a)	All percentages shown are based on Canadian dollar values.

2015 MANAGEMENT INFORMATION CIRCULAR / 45

Overview of Compensation

Element	Purpose	How Determined
Base Salary

•  Deliver the only form of fixed compensation

•  CEO Base Salary is similar to other members of the Management Committee, subject to cost of different employment locations

•  Not intended to be the most significant component of an executive’s compensation

•  Base Salaries for the most senior executives are low relative to the financial services industry, which reflects the Corporation’s preference to compensate employees to a significant degree through Long-Term Share Ownership Plan awards

•  Base Salaries for senior executives are reviewed on a regular basis

•  Base Salaries for all other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive Maximum target annual incentive is 100% of salary (There is a detailed description of the plan on page 47 and 2014 awards are described on page 52)

•  Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus

•  Foster a team-based approach to meeting long-term objectives

•  Not intended to be the most significant component of an executive’s compensation

•  Executives may elect to take in the form of DSUs or Restricted Shares

•  Annual incentive awards are discretionary, based on individual, team and corporate performance

•  Awards are based on performance but are not formulaic or based solely on specific operational or individual annual performance targets

Long-Term Share Ownership Awards (There is a detailed description of each of the plans, including 2014 awards, on pages 48 to 49)

•  Align the executive’s interests with those of the Corporation’s shareholders

•  Foster a team-based approach to meeting long-term objectives

•  Enable participants to create personal wealth through an increase in the value of the Corporation’s shares

•  Achieve a commonality of interest between shareholders and management

•  Motivate executives to improve the Corporation’s long-term financial success

•  Intended to be the most significant component of an executive’s compensation

•  The Corporation operates four Long-Term Share Ownership Plans and executives receive their long-term incentive awards in one of the following Plans:

1. Management Option Plans (“MSOP”)

2. Deferred Share Unit Plans

3. Restricted Stock Plans

-   Restricted Stock Plan

-   Escrowed Stock Plan

4. Restricted Share Unit Plan
(not awarded since 2005)

•  Annual participation in each plan is dependent on the business unit and the level of the executive

•  Named Executive Officers receive their long-term incentive award in the form of Escrowed Shares under the Escrowed Stock Plan

Group Benefits Health Insurance	• Provide health and dental benefits and life and disability insurance coverage	• All employees, including the Named Executive Officers, participate in health, dental and insurance plans which vary by local market

Retirement Savings Plan	• Provide tax deferred retirement savings

•  All employees, including the Named Executive Officers, and other members of the Management Committee, are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

•  There are no defined benefit pension plans in place for the Named Executive Officers or any other executive

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Incentive Plan Overview

Annual Management Incentive Awards

The Corporation believes that, given its focus on the long term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long-term strategy of the Corporation.

The Compensation Committee believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for members of the Management Committee, including the Named Executive Officers, the Compensation Committee starts with a review of the team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the Compensation Committee reviews:

•	the accomplishments during the year;

•	why certain objectives were not met or certain actions were not undertaken; and

•	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the Compensation Committee’s:

•

assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation and how management considered the risks associated with such decisions; and

•	determination of whether any objectives were not met because management made decisions in the best long-term interests of the Corporation or due to factors outside of management’s control.

In addition, given the Corporation’s view that a team-based approach is fundamental to meeting its long-term objectives, the awards for the CEO and the other Named Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For less experienced executives, the incentive award is based more on the performance of the individual executive as measured by the achievement of specific objectives and less on collective performance.

Long-Term Share Ownership Awards

The Corporation’s long-term share ownership plans are intended to:

•	Encourage share ownership;

•	Increase executives’ interest in the success of the Corporation;

•	Encourage executives to remain with the Corporation as a result of the delayed vesting of awards; and

•	Attract new members of management by remaining competitive in terms of total compensation arrangements.

2015 MANAGEMENT INFORMATION CIRCULAR / 47

The Corporation has four types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award
Option Plan
2009 and 2012 Management Share
Option Plans (“MSOP”) (a)

Options to purchase Class A Shares

(“options”) which are settled in cash

or Class A Shares

Administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 60 to 63 of this Circular

•    10 year term

•    Each award vests 20% per year over five years in arrears

•    No entitlement to dividends

•    Exercise price based on:

(i)    the closing price of a Class A Share on the last trading day prior to the award or

(ii)    the volume weighted average price of a Class A Share for the five business days following the end of the blackout period, if the award is made during a blackout period

•    Generally granted in the first quarter of each year as part of the annual compensation review:

•    Number of options is determined based on executive’s level of responsibility and performance

•    Consideration is given to the number and value of previous option awards

•    Also granted:

•    From time to time as special awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•    In certain circumstances, to executives commencing employment with the Corporation

•    The CEO recommends all awards to the Compensation Committee

•    The Compensation Committee recommends the award for the CEO

•    The Board, at the recommendation of the Compensation Committee, approves all awards

2014 Awards

In 2014, the Corporation granted a total of 3.6 million options under the MSOP, representing approximately 0.6% of the Corporation’s Class A Shares on a fully diluted basis, and 4.4 million options with an aggregate in-the-money value of $106.7 million were exercised. The options exercised during 2014 by the Named Executive Officers were outstanding for over nine years on average. The emphasis on alignment with shareholders is demonstrated by the length of time options are held by executives.

The Deferred Share Unit Plan (“DSUP”)
Deferred Share Units
Settled by a cash payment equal to the value of the Corporation’s Class A Shares

•    Vesting period over five years in arrears

•    DSUs awarded in lieu of a cash incentive vest immediately

•    Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•    Dividends are received in the form of additional DSUs

•    Annual management incentive taken in the form of DSUs at the executive’s election

•    A mandatory deferral of a cash bonus in certain businesses

•    Special awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

2014 Awards

In 2014, the Corporation awarded a total of 134,665 DSUs in lieu of cash bonuses.

(a)

In certain jurisdictions outside of North America, options are awarded under the Global Management Option Plan (“GMOP”). The terms and conditions of this plan are identical to the MSOP with the exception that these options are settled by a cash payment equal to the increase in the value of the Corporation’s Class A Shares. In 2014, the Corporation granted a total of approximately 500,500 options under the GMOP and 18,000 were exercised in 2014, with an in-the-money value of $279,000.

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Award	Key Terms	Basis for Award
Restricted Stock Plans
Restricted Stock

Class A Shares purchased on the open market subject to certain restrictions

•    Vesting period over five years

•    Restricted Shares awarded in lieu of an annual management incentive vest immediately

•    Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date)

•    Dividends are received in the form of additional cash, unless otherwise elected

• Same as under the DSUP

2014 Awards

In 2014, the Corporation granted a total of 313,443 Restricted Shares.

Escrowed Stock Plan

Non-Voting common shares (“Escrowed Shares”) of one or more private companies (each an Escrowed Company). Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation on the open market. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation.

•    Typically vest 20% each year commencing on the first anniversary of the date of the award

•    Must be held until the fifth anniversary of the award date

•    Right to exchange Escrowed Shares for Class A Shares issued from treasury, or for a cash payment at Corporation’s election in certain situations, between 5 – 10 years from the award date for Canadian participants

•    The Class A Shares acquired by an Escrowed Company will not be voted

•    Shares are purchased in the open market thereby limiting dilution for shareholders

•    Awarded only to certain members of the Management Committee

•    The CEO recommends all awards to the Compensation Committee

•    The Compensation Committee recommends the award for the CEO

•    The Board, at the recommendation of the Compensation Committee, approves all awards

2014 Awards

In 2014, the Corporation granted a total of 2.75 million Escrowed Shares.

The Restricted Share Unit Plan
Restricted Share Unit

RSUs with a value equal to the increase in the market value of a Class A Share	• Vesting period over five years in arrears • Only redeemed for cash upon retirement, resignation, termination or death	• No awards made since 2005

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Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in the Corporation’s Long-Term Share Ownership Plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board, depending on the circumstances.

Long-Term Share Ownership Plan Termination Provisions (a)

Termination Event	DSUs / RSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.

Upon the date of termination, unvested options are immediately cancelled and vested options continue to be exercisable for 60 days (b) from the termination date after which unexercised options are cancelled immediately.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.

Options continue to vest and are exercisable for six months following date of death (b) after which all unexercised options are cancelled immediately. In certain jurisdictions vested options are deemed to be exercised immediately prior to the date of death and all unexercised options are cancelled.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

(a)	These tables represent a summary of termination provisions in the Long-Term Share Ownership Plans provided by the Corporation and should not be construed as the complete terms.
(b)	Up to but not beyond the expiry date of options.

50 / BROOKFIELD ASSET MANAGEMENT INC.

Incentive and Equity-Based Compensation Policies and Guidelines

The Corporation has established a number of policies and guidelines in order to reinforce the importance of equity ownership over the long-term. Details of these policies and guidelines follow.

Share Ownership Guidelines

The 18 members of the Management Committee, which includes the Named Executive Officers, are required to hold Class A Shares and/or DSUs with a value equal to five times Base Salary, based on the market value of the Class A Shares and DSUs held, and which must be attained within five years of being designated as a member of the Management Committee. As of December 31, 2014, each member of the Management Committee, including all of the Named Executive Officers, met the share ownership target.

Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, members of the Management Committee are required to continue to hold, for at least one year, Class A Shares equal to any net after-tax cash proceeds realized from the exercise of option grants.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

All members of the Management Committee are required to pay to the Corporation an amount equal to some or all of any incentive or equity-based compensation and the profits realized from the sale of securities of the Corporation upon the occurrence of certain events. The amount, if any, will be determined by the Compensation Committee which will recommend appropriate action to the Board and will take appropriate steps to ensure the amount is recovered. In the case of a significant restatement of financial results, the CEO and the CFO may be required to make such a payment. In order to protect the Corporation’s reputation and competitive ability, members of the Management Committee may be required to make such a payment if they engage in conduct that is materially detrimental to the Corporation after the cessation of their employment with the Corporation. Detrimental conduct includes participating in transactions involving the Corporation and its clients which were underway or contemplated at the time of termination, soliciting clients or employees, disclosing confidential information or making inappropriate or defamatory comments about the Corporation or its clients. This policy relates to any compensation or benefits received within two years before the event giving rise to the claim and includes both monetary payments and shares received from the exercise of options or the redemption of RSUs and DSUs, Escrowed Shares and Restricted Shares.

Hedging of Economic Risks for Personal Equity Ownership

All executives and directors are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive or director in Class A Shares, including their participation in Long-Term Share Ownership Plans, unless such transactions are executed and disclosed in full compliance with all applicable regulations and have been previously approved by the CFO and CEO and, if appropriate, the Compensation Committee. To date, no executive or director has hedged the economic value of their direct or indirect interests.

2014 Compensation Decisions

The Board has charged Mr. Flatt and his management team to build a global asset management business. Mr. Flatt’s personal performance, as well as the performance of the Management Committee, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to the implementation of the Corporation’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long-term.

Mr. Flatt’s personal performance, as well as the performance of the Management Committee, is reviewed each year and compared with the Corporation’s operational results and the achievement of the strategic objectives set out at the beginning of the year. The determination of incentive and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

2015 MANAGEMENT INFORMATION CIRCULAR / 51

Information Reviewed by the Compensation Committee

In February 2015, the Compensation Committee received the annual report detailing the compensation arrangements for each member of the Management Committee, including the Named Executive Officers. The report, which was prepared by the CEO, summarized the total 2014 compensation, including proposed incentive and Long-Term Share Ownership Plan awards as well as the proposed 2015 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the Options exercised during the year for each member of the Management Committee, including the Named Executive Officers.

The report included an analysis of the expected value of 2014 compensation awards to Named Executive Officers that would be paid under various performance results. The Compensation Committee determined that the resulting compensation was reasonable and appropriate based on performance of the Corporation’s Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for both management and the Compensation Committee. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each member of the Management Committee. The Compensation Committee determined that the level of equity ownership of members of the Management Committee creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and special option awards to all executives as recommended by the Management Committee. The Compensation Committee has determined that these arrangements are reasonable and appropriate.

2014 Performance

The Compensation Committee considered the significant achievements by the Corporation in 2014 as outlined on page 41 of this Circular.

2014 Incentive Awards

In light of these achievements and the Compensation Committee’s determination that management had advanced the long-term business strategy in a manner consistent with the creation of shareholder’s value over the longer term, the Compensation Committee recommended that all Named Executive Officers receive their target annual incentive award. Each Named Executive Officer elected to receive 100% of their annual incentive award in DSUs.

The annual and long-term incentive awards for 2014 were as follows:

Named Executive Officer	Annual Incentive	Form of Annual Incentive	Escrowed Share Value

J. Bruce Flatt	$600,000	DSUs	$5,430,000

Brian D. Lawson	$543,420	DSUs	$2,172,000

Jeffrey M. Blidner	$543,420	DSUs	$2,172,000

George E. Myhal	$543,420	DSUs	$1,086,000

Samuel J.B. Pollock	$543,420	DSUs	$4,344,000

The Committee considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with the Corporation’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

The Named Executive Officers also received an annual contribution to a retirement savings plan based on a percentage of Base Salary, which for 2014 was 4.5% of Base Salary. The Named Executive Officers’ participation in this retirement savings plan is on the same basis as all other employees of the Corporation, and they do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. As a result, the Corporation has no post-employment obligation to provide pension, medical or other employee benefits to the Named Executive Officers.

Details of the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2012, 2013 and 2014 are set out in the Summary Compensation Table on page 57 of this Circular.

52 / BROOKFIELD ASSET MANAGEMENT INC.

Compensation Committee Governance

Compensation Committee Members and Expertise

Lance Liebman (Chair) and James Pattison were appointed to the Compensation Committee on April 30, 2008, and have served on this Committee since that time. Marcel Coutu was appointed to the Compensation Committee on August 7, 2014. Mr. Pattison is currently the only active chief executive officer on the Compensation Committee. Each of the three members of the Compensation Committee is independent and has experience in private-sector compensation; one by way of his experience as a former chief executive officer, one as a current chief executive officer and entrepreneur who owns a sizeable business and all three through their experience sitting on compensation committees of other public companies. The Board believes that the Compensation Committee collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Compensation Committee Mandate

The Compensation Committee has a specific written mandate to review and approve compensation for senior management. This includes an annual evaluation of the performance of the Named Executive Officers and other members of the Management Committee. The Compensation Committee makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. The Compensation Committee met two times during 2014 and has met once to date in 2015. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2014 or 2015 to date.

Benchmarking Executive Compensation and Compensation Peer Group

The Compensation Committee believes that, while salary and the short-term incentives are elements of compensation that can be benchmarked, long-term incentives and the many different structures used by organizations make it more difficult to benchmark long-term incentive awards, which are a significant focus of the Corporation’s incentive programs. The Compensation Committee has therefore not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. The Compensation Committee believes that the Corporation’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that increase the performance in the short term at the expense of long-term value. The Compensation Committee also believes that the Corporation’s current compensation policies meet the Corporation’s other objectives as described under the heading “Compensation Philosophy.”

Independent Compensation Advisors

The Compensation Committee has the authority to retain independent compensation advisors, but did not do so in 2014. If the Compensation Committee engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to the Corporation or its management.

Succession Planning

Each year the Compensation Committee determines whether there are suitable candidates for CEO and other Named Executive Officers. Specifically, the Committee is provided with a list of potential CEO and other Named Executive Officer candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the Compensation Committee spends time each year with management reviewing the performance and development of junior executives. The Compensation Committee believes that this review is important for succession planning purposes and for the compensation awarding process. The Corporation has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Gender Diversity

The Corporation is committed to workplace diversity; both cultural and gender diversity are important to the Corporation’s long-term success and the Corporation actively supports the development and advancement of a diverse group of employees capable of achieving executive officer positions. Executive officer appointments are solely based on merit, and not on other factors because management and the Board believe that merit should be the guiding factor in determining whether a particular candidate could bring value to the Corporation. As such, the Board has not adopted formal targets for female representation in executive positions. However, a cornerstone of the Corporation’s succession planning process is a tailored approach to the development and advancement of employees capable of achieving executive officer positions. This tailored approach to developing executives starts with identifying

2015 MANAGEMENT INFORMATION CIRCULAR / 53

individuals who demonstrate the skills and attributes required to achieve executive officer positions within the Corporation. The progress of these individuals is reviewed annually in order to ensure that each individual is being provided opportunities to achieve their potential. Development opportunities include exposure to a new competency or skill, a transfer between business units, relocation, a role expansion or some other stretch opportunity. Tailoring the development plan for each individual permits the Corporation to consider the needs of the individual, including considerations that are gender-based. While the Corporation has not adopted formal targets for female representation in executive officer positions, management and the Committee actively monitor the percentage of females identified as capable of achieving executive officer positions in aggregate, by business unit and by geography. Currently approximately 25% of the individuals identified as executive officer candidates are female. In addition, management and the Committee also review annually the type of development opportunities provided to and the related compensation for the executive officer candidates to ensure there is no gender bias.

At present, there are 91 women in leadership positions (vice president or higher) within the Corporation and its major subsidiaries, representing approximately 23% of all employees in leadership positions. There is one female on the Corporation’s 18 member Management Committee.

Compensation Related Risk

Annually, the Compensation Committee reviews the Corporation’s compensation approach, policies and practices as well as the Corporation’s incentive plans at the corporate level and within the business units.

The Compensation Committee also reviews the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and considers the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. The Compensation Committee receives an overview of the financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future increases in the market price of its Class A Shares against the liability incurred under the Corporation’s DSUP and Restricted Share Unit Plan. The Committee has determined that the plans are appropriate and effective.

The Compensation Committee reviewed the Corporation’s compensation policies and practices, including the design of the Corporation’s incentive plans to ensure that they:

•	encourage executives to consider the risks associated with their decisions and actions; and

•	do not result in the probability that excessive payouts will be made before the outcome of risks are known.

This review separately considered businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The Compensation Committee reported the results of its review to the Board on November 5, 2014. The Compensation Committee did not identify any risks which are reasonably likely to have a material adverse effect on the Corporation. It was concluded that the Corporation’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

•	encourage management to consider the risks associated with their decisions;

•	minimize management’s ability to benefit from taking risks that increase performance in the short term at the expense of long-term value creation;

•	hold management accountable for their decisions both during employment with and post-departure from the Corporation; and

•	provide discretion to the Compensation Committee, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

In reaching their conclusion the Compensation Committee considered the following:

•	the incentive arrangements for businesses that deploy capital and those that do not have different designs;

•	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure;

•	the direct link between the payout to the executive and the performance of the businesses; and

•	the timing of payouts to the Named Executive Officers are delayed until their business performance is substantially realized and risk outcomes are determined.

54 / BROOKFIELD ASSET MANAGEMENT INC.

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under Compensation Philosophy on page 44 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view, and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Management Committee support this conclusion:

•	the highest percentage of total annual compensation is granted as annual awards of long-term share ownership participation which vest over five years with overlapping vesting periods;

•	the significant level of equity ownership by management;

•

the significant level of reinvestment of annual incentives into Restricted Shares of the Corporation which must be held for five years or DSUs which are not redeemable until retirement, death, or termination of employment, which ensures that management remain exposed to the long-term risks associated with their decision making;

•

the fact that options are held well beyond their vesting period and generally until close to their expiry date. The options exercised in 2014 by the Named Executive Officers were held for over nine years on average and those exercised by the Management Committee were held for eight years on average; and

•	the length of tenure of management with the Corporation.

Conclusion

The Compensation Committee is satisfied that Brookfield’s compensation philosophy, policies and practices support the Corporation in achieving its long-term strategic objectives and are effective in attracting and retaining executives who make decisions that are aligned with these strategic objectives. The Compensation Committee is satisfied that the compensation practices of the Corporation (i) reward the executives for performance over the long-term in a manner that places an appropriate emphasis on risk management, does not encourage executives to take inappropriate or excessive risks, and encourages, and appropriately matches rewards with, long-term value creation, (ii) are simple and transparent, (iii) encourage executives to build equity and align their interests with those of shareholders in a meaningful way, (iv) do not provide for excessive termination or change in control benefits, and (v) support effective succession planning. The Chair of the Compensation Committee, Mr. Liebman, will be available at the meeting to be held on May 6, 2015, to answer questions related to Brookfield’s executive compensation practices.

On behalf of the Compensation Committee:

• L. Liebman – Chair	• M.R. Coutu	• J.A. Pattison

2015 MANAGEMENT INFORMATION CIRCULAR / 55

2014 Performance Graphs

The Corporation is a U.S. dollar functional corporation and management considers the NYSE to be a more relevant indicator of the Corporation’s share performance than the TSX, which is primarily based on the value of the Canadian dollar.

Class A Shares (Symbol: BAM.A) (TSX)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index:

Five-Year Cumulative Total Return on C$100 Investment Assuming Dividends are Reinvested

December 31, 2009 – December 31, 2014

	2009	2010	2011	2012	2013	2014
Class A Shares (BAM.A)	100.0	145.0	124.4	164.4	195.1	279.9

S&P/TSX Composite Total Return Index	100.0	117.7	107.4	115.1	130.0	143.8

Class A Shares (Symbol: BAM) (NYSE)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index:

Five-Year Cumulative Total Return on US$100 Investment Assuming Dividends are Reinvested

December 31, 2009 – December 31, 2014

	2009	2010	2011	2012	2013	2014
Class A Shares (BAM)	100.0	153.4	130.5	177.0	196.7	257.9

NYSE Composite Total Return Index	100.0	113.6	109.4	127.1	160.6	171.6

56 / BROOKFIELD ASSET MANAGEMENT INC.

Compensation of Named Executive Officers

The table that follows sets out the compensation paid to the Named Executive Officers for the years ended December 31, 2014, 2013 and 2012. The Named Executive Officers, except Mr. Flatt, are remunerated in Canadian dollars. For 2012, Mr. Flatt was remunerated in Canadian dollars and commencing in 2013, he was remunerated in U.S. dollars. However, in order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 to US$0.9057, which was the average exchange rate for 2014 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

		Annual		Deferred
Name and		Base	Annual	Share Units	Restricted	Escrowed	All Other	Total
Principal Position	Year	Salary	Incentive (a)	(DSUs) (b)	Shares	Shares (c)	Compensation (d)	Compensation
		($)	($)	($)	($)	($)	($)	($)
J. Bruce Flatt	2014	600,000	—	600,000	—	5,430,000	21,981	6,651,981
Senior Managing Partner and CEO	2013	500,000	—	500,000	—	4,495,000	20,378	5,515,378
	2012	452,850	—	—	452,850	3,995,000	20,378	4,921,078
Brian D. Lawson	2014	543,420	—	543,420	—	2,172,000	23,607	3,282,447
Senior Managing Partner and CFO	2013	452,850	—	—	452,850	2,247,500	21,959	3,175,159
	2012	452,850	—	—	452,850	1,598,000	21,913	2,525,613
Jeffrey M. Blidner	2014	543,420	—	543,420	—	2,172,000	21,981	3,280,821
Senior Managing Partner	2013	452,850	—	—	452,850	2,247,500	21,959	3,175,159
	2012	452,850	—	—	452,850	1,598,000	20,378	2,524,078
George E. Myhal	2014	543,420	—	543,420	—	1,086,000	23,607	2,196,447
Senior Managing Partner	2013	452,850	—	452,850	—	1,348,500	21,959	2,276,159
	2012	452,850	—	—	452,850	1,198,500	21,913	2,126,113
Samuel J.B. Pollock	2014	543,420	—	543,420	—	4,344,000	21,981	5,452,821
Senior Managing Partner	2013	452,850	—	452,850	—	3,596,000	21,959	4,523,659
	2012	458,451	—	—	452,850	3,196,000	20,378	4,127,676

(a)

Each Named Executive Officer is awarded an annual incentive which he can elect to receive in cash, DSUs or Restricted Shares. Each Named Executive Officer has elected to receive his incentive in DSUs as outlined on page 52 of this Circular.

(b)

The DSU awards in this column for 2014 were awarded effective on February 24, 2015. The DSUs are issued in lieu of a cash incentive, at the election of the individual. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.9057. The number of DSUs awarded was based on a price of US$54.49, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(c)

The value awarded under the Escrowed Stock Plan is determined by the Board and considers the stock market price of the Class A Share at the time of the award and the potential increase in value based on an average hold of 7.5 years, a volatility of 30.4%, a risk free rate of 1.8% and a dividend growth rate of 4.6%. This value has been discounted by 25% to reflect the mandatory hold until the fifth anniversary of the award.

(d)	These amounts represent annual retirement savings contributions and participation in the executive medical program.

2015 MANAGEMENT INFORMATION CIRCULAR / 57

Incentive Plan Awards

The Named Executive Officers did not receive any cash incentive in respect of 2014, instead each elected to receive their entire incentive amounts in the form of DSUs. The Corporation has no long-term non-equity incentive plan programs. The following four tables show for each Named Executive Officer (i) vested and unvested unexercised options and outstanding RSU awards at December 31, 2014, (ii) unvested Escrowed Shares, Restricted Shares and DSUs and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2014, (iii) the details of each option and RSU outstanding, and (iv) the value of all option and share-based awards which vested during 2014.

Outstanding Option and Share-Based Awards at December 31, 2014

Options and Restricted Share Units

	Option Awards (a)		Restricted Share Unit (RSU) Awards (a)
	Vested and Unvested		Vested and Unvested
	Number of Securities		Number of Securities	Market Value of
	Underlying	Market Value of	Underlying	Outstanding
	Unexercised Options	Unexercised Options	Outstanding RSUs	RSUs
Name	(#)	($)	(#)	($)

J. Bruce Flatt	1,262,500	33,920,337	1,116,118	42,992,341

Brian D. Lawson	1,222,500	35,664,907	1,003,618	38,209,371

Jeffrey M. Blidner	1,222,500	35,664,907	947,368	35,817,892

George E. Myhal	1,152,500	33,387,098	1,003,618	38,209,371

Samuel J.B. Pollock	1,422,500	41,054,907	947,368	35,817,892

(a)

The market value is the amount by which the value of the Corporation’s Class A Shares at the date shown exceeded the exercise price of the options or the issuance price of the RSU awards. Values are calculated using the closing price of a Class A Share on the TSX on December 31, 2014 of $50.12 (C$58.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.8608) and on the NYSE on December 31, 2014 of $50.13, as applicable.

Escrowed Shares, Restricted Shares, Deferred Share Units

				Share-Based Awards (a)
	Escrowed Shares			Restricted Shares (RSs)			Deferred Share Units (DSUs)
		Market	Market					Market
	Number of	Value of	Value of	Number	Market	Market	Number	Value
	Unvested	Unvested	Vested	of	Value of	Value of	of	of	Market
	Escrowed	Escrowed	Escrowed	Unvested	Unvested	Vested	Unvested	Unvested	Value of Vested
	Shares	Shares (b)	Shares (b)	RSs	RSs (c)	RSs (c)	DSUs	DSUs (c)	DSUs (c)
Name	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)

J. Bruce Flatt	1,570,000	1,570,000	4,616,800	28,247	1,415,643	6,563,047	5,127	257,003	26,158,314

Brian D. Lawson	745,000	10,507,950	2,185,300	77,309	3,874,441	18,257,220	3,155	158,155	27,285,518

Jeffrey M. Blidner	745,000	10,507,950	2,185,300	77,309	3,874,441	18,257,220	3,155	158,155	19,283,987

George E. Myhal	560,000	8,171,100	1,497,900	71,456	3,581,112	16,793,113	3,155	158,155	31,421,022

Samuel J.B. Pollock (d)	1,230,000	17,137,300	3,618,200	77,309	3,874,441	17,933,441	4,207	210,874	24,424,735

(a)	These values do not include the most recent Escrowed Shares, Restricted Share and DSUs awards made to the Named Executive Officers on February 24, 2015.
(b)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(c)

Values are calculated using the closing price of a Class A Share on the TSX on December 31, 2014 of $50.12 (C$58.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.8608) and on the NYSE on December 31, 2014 of $50.13, as applicable.

(d)

The market value of vested DSUs includes $3,017,764 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Fund as disclosed in the audited financial statements of the fund.

58 / BROOKFIELD ASSET MANAGEMENT INC.

Options and Restricted Share Units

	Options				Restricted Share Units (RSUs)
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (a) ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2014 (b) ($)	Number of Restricted Share Units (#)	Issuance Price (a) (c) ($)	Market Value at December 31, 2014 (b) ($)
J. Bruce Flatt	337,500	23.50	February 14, 2016	8,983,518	393,750	7.60	16,740,384
Senior Managing	75,000	33.60	February 13, 2017	1,238,693	452,368	11.51	17,466,121
Partner and CEO	100,000	27.22	February 20, 2018	2,289,728	270,000	17.58	8,785,836
	150,000	15.19	February 25, 2019	5,238,398	—	—	—
	600,000	23.18	March 2, 2020	16,170,000	—	—	—
	1,262,500			33,920,337	1,116,118		42,992,341
Brian D. Lawson	135,000	17.58	February 11, 2015	4,392,918	281,250	7.60	11,957,414
Senior Managing	112,500	23.50	February 14, 2016	2,994,506	452,368	11.51	17,466,121
Partner and CFO	75,000	33.60	February 13, 2017	1,238,693	270,000	17.58	8,785,836
	100,000	27.22	February 20, 2018	2,289,728	—	—	—
	400,000	15.19	February 25, 2019	13,969,062	—	—	—
	400,000	23.18	March 2, 2020	10,780,000	—	—	—
	1,222,500			35,664.907	1,003,618		38,209,371
Jeffrey M. Blidner	135,000	17.58	February 11, 2015	4,392,918	225,000	7.60	9,565,935
Senior Managing	112,500	23.50	February 14, 2016	2,994,506	452,368	11.51	17,466,121
Partner	75,000	33.60	February 13, 2017	1,238,693	270,000	17.58	8,785,836
	100,000	27.22	February 20, 2018	2,289,728	—	—	—
	400,000	15.19	February 25, 2019	13,969,062	—	—	—
	400,000	23.18	March 2, 2020	10,780,000	—	—	—
	1,222,500			35,664.907	947,368		35,817,892
George E. Myhal	65,000	17.58	February 11, 2015	2,115,109	281,250	7.60	11,957,414
Senior Managing	112,500	23.50	February 14, 2016	2,994,506	452,368	11.51	17,466,121
Partner	75,000	33.60	February 13, 2017	1,238,693	270,000	17.58	8,785,836
	100,000	27.22	February 20, 2018	2,289,728	—	—	—
	400,000	15.19	February 25, 2019	13,969,062	—	—	—
	400,000	23.18	March 2, 2020	10,780,000	—	—	—
	1,152,500			33,387,098	1,003,618		38,209,371
Samuel J. B. Pollock	135,000	17.58	February 11, 2015	4,392,918	225,000	7.60	9,565,935
Senior Managing	112,500	23.50	February 14, 2016	2,994,506	452,368	11.51	17,466,121
Partner	75,000	33.60	February 13, 2017	1,238,693	270,000	17.58	8,785,836
	100,000	27.22	February 20, 2018	2,289,728	—	—	—
	400,000	15.19	February 25, 2019	13,969,062	—	—	—
	600,000	23.18	March 2, 2020	16,170,000	—	—	—
	1,422,500			41,054,907	947,368		35,817,892

(a)

The option exercise price and the RSU issuance price are in Canadian dollars and are presented on the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2014 of C$1.00 = US$0.8608.

(b)

The market value of the Class A Shares under option and the RSUs is the amount by which the closing price of the Corporation’s Class A Shares on December 31, 2014 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Class A Share on December 31, 2014 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 31, 2014 was $50.12 ($58.22 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.8608) and $50.13 on the NYSE.

(c)	RSUs are not redeemable until retirement, resignation, termination or death and have no expiration date.

2015 MANAGEMENT INFORMATION CIRCULAR / 59

Option and Share-Based Awards Vested During 2014 (a)

	Value Vested During 2014 (b)
	Options (c)	DSUs (d)	Restricted Shares (e)	Escrowed Shares
Named Executive Officer	($)	($)	($)	($)

J. Bruce Flatt	5,756,175	739,921	273,975	1,056,700

Brian D. Lawson	3,349,640	147,123	1,068,893	505,750

Jeffrey M. Blidner	3,349,640	147,123	1,068,893	505,750

George E. Myhal	3,349,640	599,967	752,547	344,700

Samuel J. B. Pollock	4,048,840	963,285	808,038	826,900

(a)	No cash incentive was paid to Named Executive Officers in respect of 2014, each of whom elected to receive their incentive in the form of DSUs.
(b)

All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and on the NYSE, as applicable and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2014 of C$1.00 = US$0.9057.

(c)	The value represents the amount by which the value of the Corporation’s Class A Shares exceeded the exercise price on the day the options vested.
(d)	Values in this column represent the value of DSUs vested in 2014, including DSUs awarded on February 25, 2014 in lieu of the cash incentive related to performance in 2013.
(e)

Values in this column represent the value of the Restricted Shares vested in 2014, including Restricted Shares awarded on February 25, 2014 in lieu of the cash incentive related to performance in 2013.

Security-Based Compensation Arrangements

The Corporation’s only current security-based compensation arrangements are its Management Share Option Plans and its Escrowed Stock Plan.

1997 Management Share Option Plan

The 1997 Management Share Option Plan (the “1997 Plan”) was approved by the Board in August 1997. As at March 24, 2015, options to acquire 3,305,307 Class A Shares of the Corporation were outstanding under the 1997 Plan (representing approximately 0.5% of the Corporation’s issued and outstanding Class A Shares). Following the approval of the 2007 Plan, as defined below, by the Corporation’s shareholders in May 2007, the Corporation decided not to grant any further options under the 1997 Plan.

2007 Management Share Option Plan

The 2007 Management Share Option Plan (the “2007 Plan”) was approved by the Board in February 2007. The 2007 Plan provides for the issuance of 15,000,000 Class A Shares (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 9,894,775 Class A Shares (representing approximately 1.6% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at March 24, 2015. Following the approval of the 2012 Plan, as defined below, by the Corporation’s shareholders in May 2012, the Corporation decided not to grant any further options under the 2007 Plan.

2009 Management Share Option Plan

The 2009 Management Share Option Plan (the “2009 Plan”) was approved by the Board in February 2009 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 5, 2009. The 2009 Plan provides for the issuance of 15,000,000 Class A Shares, (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 13,318,175 Class A Shares (representing approximately 2.1% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at March 24, 2015. Options will continue to be granted under the 2009 Plan to the extent Class A Shares are available for issuance under the 2009 Plan.

2012 Management Share Option Plan

The 2012 Management Share Option Plan (the “2012 Plan”) was approved by the Board in February 2012 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 10, 2012. The 2012 Plan provides for the issuance of 15,000,000 Class A Shares (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 7,327,415 Class A Shares (representing approximately 1.2% of the Corporation’s issued and outstanding Class A Shares) have been granted but not exercised as at March 24, 2015.

60 / BROOKFIELD ASSET MANAGEMENT INC.

General Terms of Options Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the closing price of a Class A Share on the last trading day preceding the date of the grant on the NYSE. Under the 1997 Plan, if the approval date for an option grant fell in a blackout period, the effective grant date for options granted was the date on which the blackout ended. For options granted under the 2007 Plan, 2009 Plan and the 2012 Plan, the effective grant date may not be less than six business days after the blackout ends and the exercise price for the options approved during a blackout period is the volume-weighted average trading price of Class A Shares for the five business days preceding the effective grant date.

The following is a summary of the other key provisions of the 1997 Plan, the 2007 Plan, the 2009 Plan and the 2012 Plan (collectively, the “Option Plans”). Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. All option grants are approved by the Board on the recommendation of the Compensation Committee. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed 10 years, except where the expiry date falls during or shortly after a blackout period, in which case the expiry date is 10 days after the blackout period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause or due to a continuous leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death with the exception that in certain jurisdictions vested options are deemed to be exercised immediately prior to the date of death. In 2013, the Option Plans were amended to provide that upon the death of a Canadian participant, vested options are deemed to be exercised immediately prior to the date of death for a cash payment equal to the intrinsic value of such options and all unexercised options are cancelled. The Option Plans also contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the 2009 Plan and the 2012 Plan, lengthens the period of time after a blackout period during which options may be exercised, results in the exercise price being lower than fair market value of a share at the date of grant, reduces the exercise price, expands insider participation, extends the term of an insider’s option beyond its expiry date, adds a provision which results in participants receiving shares for no compensation to the Corporation, or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate the Option Plan. There are no provisions in the Option Plans for the transformation of options into stock appreciation rights. The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Options Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in their discretion.

The Board, at the recommendation of the Compensation Committee, approves all option awards. The Compensation Committee recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the Compensation Committee.

The Corporation has established a number of policies related to its equity-based compensation plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Incentive and Equity-Based Compensation Employment Policies and Guidelines” on page 51 of this Circular.

2015 MANAGEMENT INFORMATION CIRCULAR / 61

The Escrowed Stock Plan

The Escrowed Stock Plan was approved by the Board in February 2011 and by holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 11, 2011. In February 2014, the Board approved an amendment to the Escrowed Stock Plan to accommodate participants who are U.S. taxpayers. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”) to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation. The Class A Shares acquired by an Escrowed Company will not be voted.

Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares that are between five years (or in the case of U.S. participants, one year) and 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for either (i) the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired, or (ii) at the Corporation’s election, for a cash payment equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into the Corporation and the Class A Shares held by the Escrowed Company will be cancelled, resulting in a net reduction in the total number of Class A Shares issued and outstanding. The market value of the Class A Shares issued by the Corporation and those held by the Escrowed Company will be based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange.

A maximum of 6,000,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 1% of the Corporation’s issued and outstanding Class A Shares. When Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. However, when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into the Corporation and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. No Class A Shares have been issued under the Escrowed Stock Plan.

Dilution of Class A Shares

Options Outstanding as a Percentage of Issued and Outstanding Class A Shares (a)
	2014	2015
1997 Plan	1.1%	0.5%

2007 Plan	1.9%	1.6%

2009 Plan	2.2%	2.1%

2012 Plan	0.7%	1.2%

(a)

Excluding Escrowed Stock Plan awards since no Class A Shares have been issued in connection with this plan. Escrowed Shares awarded are subject to a hold period. The first date on which Class A Shares may be issued under this plan is February 25, 2015. Any such shares issued will be offset by the cancellation of shares acquired in the market as described above.

62 / BROOKFIELD ASSET MANAGEMENT INC.

Securities Authorized for Issue Under Incentive Plans

The following table sets out information on the Corporation’s Plans as of December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders

2012 Plan, 2009 Plan, 2007 Plan and 1997 Plan (a)	33,530,020 (a)	27.03 (b)	10,897,360

Escrowed Stock Plan	(c)	(c)	6,000,000

(a)

Following the approval of the 2007 Plan by the Corporation’s shareholders in May 2007, the Corporation decided that it will not grant any further options under the 1997 Plan. Following the approval of the 2012 Plan by the Corporation’s shareholders in May 2011, the Corporation decided that it will not grant any further options under the 2007 Plan.

(b)	Converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2014 of C$1.00 = US$0.8608.
(c)

No Class A Shares have been issued in connection with this plan. Escrowed Shares awarded are subject to a hold period. The first date on which Class A Shares may be issued under this plan is February 25, 2015.

Pension and Retirement Benefits

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Eligible Canadian senior executives receive an annual contribution from the Corporation to their registered retirement savings plans equal to 4.5% of their annual base salary, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. The Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any or its Named Executive Officers.

2015 MANAGEMENT INFORMATION CIRCULAR / 63

PART SIX – OTHER INFORMATION

Routine Indebtedness of Directors, Officers and Employees Under Securities Purchase Programs

The amount of debt outstanding to the Corporation by current and former directors, officers and employees of the Corporation and its subsidiaries as at March 24, 2015 was $2.9 million (C$3.7 million converted at the Bloomberg mid-market exchange rate on March 24, 2015 of C$1.00 = US$0.8004), which represented loans made by the Corporation (or its predecessors) in connection with equity ownership interests in the specialty investment funds they manage, and certain other indebtedness. There is no indebtedness to the Corporation by directors, officers or employees of the Corporation in connection with the purchase of securities of the Corporation or any of its associated companies.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52-110, including the Committee’s Charter, can be found in the AIF under the heading “Audit Committee Information,” which is posted on the Corporation’s website, www.brookfield.com/ notice_and_access_2015 and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of the AIF can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents.”

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ insurance with an annual policy limit of $45,285,000 (C$50,000,000), subject to a corporate deductible of $452,850 (C$500,000) per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the “Organization”) are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts that the Corporation is not legally permitted to indemnify directors for under the Business Corporations Act (Ontario), such as acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Organization and is currently $250,214 (C$276,266) annually.

Normal Course Issuer Bid

On April 23, 2014, the Corporation renewed its normal course issuer bid (“NCIB”) to extend until April 22, 2015. The NCIB allows Brookfield to repurchase, during the period mentioned above, on the TSX, NYSE and any alternative Canadian trading platform, a maximum of 53,516,925 Class A Shares, representing approximately 10% of the public float of the outstanding Class A Shares. All Class A Shares acquired by the Corporation under the NCIB are cancelled or purchased by a non-independent trustee pursuant to a long-term incentive plan.

The NCIB is in place because the Corporation believes that, from time to time, the trading price of Class A Shares may not fully reflect the underlying value of Brookfield’s business and future business prospects, and in such circumstances acquiring Class A Shares may represent an attractive investment. As at March 24, 2015, the Corporation purchased 2,901,000 Class A Shares under the NCIB. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of the Corporation, the Corporation will provide any person or company the AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; and/or the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its comparative annual financial statements and management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year. Requests for the AIF and the Interim Statements can be made to the Corporation by mail at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, by facsimile at (416) 365-9642, or by email at inquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, www.brookfield.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

64 / BROOKFIELD ASSET MANAGEMENT INC.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated March 20, 2015.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

A.J. Silber

Corporate Secretary

Toronto, Canada

March 24, 2015

2015 MANAGEMENT INFORMATION CIRCULAR / 65

APPENDIX A – CHARTER OF THE BOARD

1.	Role of the Board

The role of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	Authority and Responsibilities

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)

strategic planning – overseeing the strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)	risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)	CEO – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;

(d)	officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)	succession planning – monitoring the succession of key members of senior management;

(f)

communications and disclosure policy – adopting a communications and disclosure policy for the Corporation that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

(h)

internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(i)

culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of compliance throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies.

3.	Composition and Procedures

(a)

Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or at the annual meeting itself. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the directors will be independent and unaffiliated directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. The Board has adopted a gender diversity target for the Board that 30% of the Board’s independent directors be women.

2015 MANAGEMENT INFORMATION CIRCULAR / A-1

(c)	Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation and education program for new directors, as well as ongoing education to directors.

(d)

Meetings – The Board holds at least four scheduled meetings a year plus one to review the Corporation’s strategic plan, all chaired by the Chair of the Board. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with the CEO and other members of senior management. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f)

Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors, and provides a report to the Board on the findings of this process. In addition, each committee assesses its own performance annually.

(g)

Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non-management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance and Nominating Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest and resignation events.

This Charter of the Board of Directors was reviewed and approved by the Board on February 12, 2015.

1

“unaffiliated director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

A-2 / BROOKFIELD ASSET MANAGEMENT INC.

www.brookfield.com	NYSE: BAM TSX: BAM.A EURONEXT: BAMA

BROOKFIELD ASSET MANAGEMENT INC.
CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Dubai – UAE	Mumbai	Singapore
Brookfield Place	Level 1, Al Manara Building	Unit 203, 2nd Floor	Brookfield Singapore Pte Limited
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Toronto – Canada	Hong Kong	Rio de Janeiro – Brazil	Sydney – Australia
Brookfield Place, Suite 300	Suite 2302, Prosperity Tower	Rua Lauro Müller 116, 21° andar,	Level 22
Bay Wellington Tower	39 Queens Road Central	Botafogo - Rio de Janeiro -Brasil	135 King Street
181 Bay Street, Box 762	Central, Hong Kong	22290 - 160	Sydney, NSW 2001
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F 416.365.9642		F 55 (21) 3527.7799

	London – United Kingdom	Shanghai
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	United Kingdom	Shanghai, China 200040
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